VENTURE AGREEMENT

THIS VENTURE AGREEMENT (this "Agreement") is made and entered into this 22nd day of December, 2006, and effective as of May 23, 2006 (the "Effective Date"), among NewWest Gold USA Inc., a Delaware corporation, whose address is 1658 Cole Boulevard, Building No. 6, Suite 210, Lakewood, Colorado 80401 ("NWG") and Pittston Nevada Gold Company, a Nevada limited liability company ("PNGC") the sole member of which is AuEx, Inc., a Nevada corporation, whose address is 940 Matley Lane, Suite 17, Reno, Nevada 89502 ("AuEx").

RECITALS

A. NWG owns the metalliferous minerals within the mineral estate in certain fee lands situated in Elko County, Nevada, and owns certain unpatented claims situated in Elko County, Nevada, all of which are described in Part 1 of **Exhibit A** and are defined in **Article 1** below (the "NWG Properties").

B. PNGC owns or leases certain unpatented mining claims situated in Elko County, Nevada which are described in Part 2 of **Exhibit A** and are defined in **Article 1** below (the "PNGC Claims").

C. The parties wish to participate jointly in the further exploration, evaluation, and if justified, the development and mining of mineral resources within the Properties and the Area of Interest, pursuant to the terms and conditions of this Agreement.

AGREEMENT

NOW THEREFORE, in consideration of the covenants and terms contained herein, PNGC and NWG agree as follows:

1. DEFINITIONS. Cross-references in this Agreement to Articles, Sections, Subsections and Exhibits refer to Articles, Sections, Subsections and Exhibits of this Agreement, unless specified otherwise.

"Accounting Procedure" means the procedure set forth in **Exhibit C**.

"Affiliate" of a Participant means an entity or person that Controls, is Controlled by, or is under common Control with the Participant through direct or indirect ownership of greater than fifty percent (50%) of equity or voting interests.

"Agreement" means this Agreement, including any amendments and modifications hereof, and all appendices, schedules and exhibits which are incorporated herein by this reference.

"Annual Period" means a period commencing on the Effective Date or any anniversary thereof, and ending on the next subsequent anniversary of the Effective Date.

"Area of Interest" means the area described in **Exhibit B**.

"Assets" means the Properties, Products, and all other real and personal property, tangible and intangible, held for the benefit of the Participants hereunder.

"Budget" means a detailed estimate of all costs to be incurred by the Participants with respect to a Program and a schedule of cash advances to be made.

"Chargee" has the meaning described in **Section 13.5**.

"Commencement of Commercial Production" means the date on which production of Products in commercial quantities from any part of the Properties first occurs as part of Operations, excepting any production done solely for testing purposes.

"Confidential Information" has the meaning described in **Section 15.6**.

"Continuing Obligations" means obligations or responsibilities that are reasonably expected to continue or arise after Operations on a particular area of the Properties have ceased or are suspended, including, but not limited to, Environmental Compliance.

"Control" used as a verb means, when used with respect to an entity, the ability, directly or indirectly through one or more intermediaries, to direct or cause the direction of the management and policies of such entity through **(i)** the legal or beneficial ownership of voting securities or membership interests; **(ii)** the right to appoint managers, directors or corporate management; **(iii)** contract; **(iv)** operating agreement; **(v)** voting trust; or otherwise; and, when used with respect to a person, means the actual or legal ability to control the actions of another, through family relationship, agency, contract or otherwise; and "Control" used as a noun means an interest which gives the holder the ability to exercise any of the foregoing powers.

"Development" means all preparation (other than Exploration) for the removal and recovery of Products, including the construction or installation of leach pads, a mill or any other improvements to be used for the mining, handling, milling, beneficiation or other processing of Products.

"Effective Date" means the date set forth on the top of page one of this Agreement.

"Encumbrance" or "Encumbrances" means mortgages, deeds of trust, security interests, pledges, liens, net profits interests, royalties or overriding royalty interests, other payments out of production, or other burdens of any nature.

"Environmental Compliance" means actions performed during or after Operations to comply with the requirements of all Environmental Laws or contractual commitments related to reclamation of the Properties or other compliance with Environmental Laws.

"Environmental Laws" means Laws aimed at reclamation or restoration of the Properties; abatement of pollution; protection of the environment; monitoring environmental conditions; protection of wildlife, including endangered species; ensuring public safety from environmental hazards; protection of cultural or historic resources; management, storage or control of hazardous materials and substances; releases or threatened releases of pollutants, contaminants, chemicals or industrial, toxic or hazardous substances into the environment, and all other Laws relating to the manufacturing, processing, distribution, use, treatment, storage, disposal, handling or transport of pollutants, contaminants, chemicals or industrial, toxic or hazardous substances or wastes.

"Environmental Liabilities" means any and all claims, actions, causes of action, damages, losses, liabilities, obligations, penalties, judgments, amounts paid in settlement, assessments, costs, disbursements, or expenses (including, without limitation, legal fees and costs, experts' fees and costs, and consultants' fees and costs) of any kind or of any nature whatsoever that are asserted against either

Participant or the Venture, by any person or entity other than the other Participant, alleging liability (including, without limitation, liability for studies, testing or investigatory costs, cleanup costs, response costs, removal costs, remediation costs, containment costs, restoration costs, corrective action costs, closure costs, reclamation costs, natural resource damages, property damages, business losses, personal injuries, penalties or fines) arising out of, based on or resulting from **(i)** the presence, release, threatened release, discharge or emission into the environment of any hazardous materials or substances existing or arising on, beneath or above the Properties and/or emanating or migrating and/or threatening to emanate or migrate from the Properties to off-site properties; **(ii)** physical disturbance of the environment caused by or relating to Operations; or **(iii)** the violation or alleged violation of any Environmental Laws arising from or relating to Operations.

"Existing Data" means maps, drill logs and other drilling data, core tests, pulps, reports, surveys, assays, analyses, production reports, operations, technical, title reports and opinions, reports and information on environmental conditions, accounting and financial records, and any other material or information relating to the Properties.

"Exploration" means activities directed toward ascertaining the existence, location, quantity, quality, or commercial value of deposits of Products.

"Feasibility Study" has the meaning set forth in **Exhibit E**.

"Government Fees" means all rentals, holding fees, location fees, maintenance fees or payments or other payments required by any law, rule or regulation to be paid to a federal, state, provincial, territorial or other governmental authority, in order to locate or maintain any mining leases or surface leases, unpatented mining claims or millsites, patented mining claims, or other tenures included in the Properties.

"Initial Contribution" means that contribution each Participant agrees to make, or is deemed to have made, pursuant to **Sections 5.1** and **5.2** and **Subsections 5.2.1 and 5.2.3**.

"Indemnified Participant" has the meaning described in **Subsection 2.5.1**.

"Indemnifying Participant" has the meaning described in **Subsection 2.5.1**.

"Joint Account" means the account maintained in accordance with the Accounting Procedure showing the charges and credits accruing to the Participants.

"Law" or "Laws" means all federal, state and local laws (statutory or common), rules, ordinances, regulations, grants, concessions, franchises, licenses, orders, directives, judgments, decrees, and other governmental restrictions, including permits and other similar requirements, whether legislative, municipal, administrative or judicial in nature, including Environmental Laws, which are applicable to the Properties, Area of Interest, or Operations, regardless of whether or not in existence or enacted or adopted hereafter; provided, however, nothing in this definition is intended to make laws applicable to the parties during periods when the laws are not applicable by their terms or the timing of their enactment.

"Management Committee" means the committee established under **Article 7**.

"Manager" means the person or entity appointed under **Article 8** to manage Operations, or any successor Manager.

"Memorandum of Agreement" means the document attached as **Exhibit G**.

"Mining" means the mining, extracting, producing, handling, milling, or other processing of Products.

"Net Smelter Returns" shall have the meaning specified in **Exhibit F-1**.

"Net Worth" has the meaning described in **Section 13.4**.

"Notice" or "Notices" has the meaning described in **Section 15.1**.

"NWG Properties" has the meaning described in **Recital A**.

"Operations" means the activities carried out under this Agreement.

"Participant" and "Participants" mean the persons or entities that from time to time have Participating Interests.

"Participating Interest" means the percentage interest representing the ownership interest of a Participant in the Assets, and in all other rights and obligations arising under this Agreement, as such interest may from time to time be adjusted hereunder. Participating Interests shall be calculated to three decimal places and rounded to two (e.g., 1.519% rounded to 1.52%). Decimals of .005 or more shall be rounded up to .01; decimals of less than .005 shall be rounded down. The initial Participating Interests of the Participants are set forth in **Subsection 6.1.1**.

"Phase-I Earn-In" means that portion of NWG's Initial Contribution set forth in **Subsection 5.2.1**.

"Phase-I Earn-In Period" means the period of time beginning on the Effective Date and running through midnight Pacific Time on the fifth anniversary of the Effective Date, as extended pursuant to **Sections 5.2 and 15.4**.

"Phase-II Earn-In" means that portion of NWG's Initial Contribution set forth in **Subsection 5.2.3**.

"PNGC Claims" has the meaning set forth in **Recital B**.

"Products" means all metals, ores, concentrates, minerals, and mineral resources, including materials derived from the foregoing, produced from the Properties under this Agreement.

"Program" means a description in reasonable detail of Operations to be conducted by the Manager, as described in **Article 9**.

"Project Expenditures" means all costs, expenses, obligations and liabilities of whatever kind or nature incurred or accrued on or after the Effective Date in connection with Exploration, Development, Mining, Environmental Compliance or related Operations conducted by or on behalf of NWG on or for the benefit of the Properties, computed in accordance with generally accepted accounting principles consistently applied, including, without limiting the generality of the foregoing, the following: **(i)** actual salaries, benefit and fringe costs and wages (whether or not required by Law) of employees, contractors or consultants (which may include geologists, geophysicists, engineers, surveyors, engineering assistants, technicians, draftsmen, engineering clerks and other personnel performing technical services connected with Exploration, Development, Mining, Environmental Compliance and related Operations on or for the benefit of the Properties) of NWG directly assigned to and actually performing Exploration, Development,

Mining, Environmental Compliance or related Operations within or benefiting the Properties; **(ii)** monies expended associated with aerial flights; **(iii)** monies expended associated with drilling, site preparation and road construction; **(iv)** monies expended for the purchase or use of machinery, vehicles, equipment and supplies required for Exploration, Development, Mining, Environmental Compliance or related Operations, provided, however, that if NWG used or uses equipment owned by it or any Affiliate, charges shall be no greater than on terms available for third parties in the vicinity of the Properties; **(v)** monies expended for reasonable travel expenses and transportation of employees and contractors, materials, equipment and supplies necessary for the conduct of Exploration, Development, Mining, Environmental Compliance or related Operations; **(vi)** any other payments to contractors or consultants for work on Exploration, Development, Mining, Environmental Compliance or related Operations; **(vii)** monies expended for metallurgical and engineering work; geophysical, geochemical and geological surveys and assays and other costs incurred to determine the quality and quantity of minerals within the Properties; **(viii)** monies expended to obtain permits, rights-of-ways, surface-use rights and other similar rights as may be required or necessary in connection with Operations regarding the Properties; **(ix)** monies expended in preparation and acquisition of environmental or other permits, licenses or approvals necessary to commence, carry out or complete Exploration, Development, Mining, or related Operations, and otherwise spent on or accrued for activities required for Environmental Compliance; **(x)** monies expended in performing pre-feasibility and feasibility studies to evaluate the economic feasibility of Mining on the Properties, including expenditures for metallurgical test work, preliminary design work and hydrology studies; **(xi)** pre-stripping and stripping, the construction and installation of a mill, leach pads or other beneficiation facilities, and other activities, operations or work performed in preparation for Mining; **(xii)** monies expended for taxes levied against the Properties and paid by NWG and the cost of any insurance premiums, fees and expenses in obtaining and maintaining performance bonds or other forms of surety required by the terms of this Agreement or any Law; **(xiii)** monies expended for and including land holding costs, lease payments, assessment work, claim location, amendment and relocation costs, Government Fees, and other necessary expenditures incurred or made to preserve in good standing the status and title of the Properties; **(xiv)** monies expended for curing any title defects or Encumbrances pertaining to the Properties; **(xv)** monies reimbursed to PNGC for **(A)** expenditures PNGC or its Affiliates incurred on NWG's behalf with NWG's approval from and after the Effective Date, or **(B)** contributions made by it pursuant to **Section 5.2.3.2(a)**; and **(xvi)** an administration fee of five percent (5%) of actual Project Expenditures, said fee to be credited toward the Initial Contribution obligation of NWG.

"Project Financing" means any financing approved by the Management Committee and obtained by the Participants for the purpose of placing a mineral deposit on the Properties into commercial production, but shall not include any financing obtained individually by either Participant to finance payment or performance of its obligations under the Agreement.

"Properties" means the NWG Properties and the PNGC Claims as described in **Exhibit A** and such interests in real property as may be added pursuant to **Article 14** below.

"Qualified Person" means an individual who (a) is an engineer or geoscientist with at least five years experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these; (b) has experience relevant to the subject matter of the mineral project and the technical report; and (c) is a member in good standing of a statutorily recognized self-regulating professional organization with disciplinary powers. The parties acknowledge and agree that the definition of "Qualified Person" under this Agreement will be deemed to be automatically modified if the definition of that term is modified in the National Instrument 43-101, "Standards of Disclosure for Mineral Projects" applicable to all companies listed on a Canadian stock exchange.

"Spot Price" for gold means the price of gold, in U.S. dollars per troy ounce, at the London P.M. gold fixing (or A.M. fixing if there is no P.M. fixing on that day) as published in the Financial Times (or any mutually agreeable substitute if the information is not available from the Financial Times) (the "London Gold Fixing"), each day during the calendar quarter in question under **Section 5.2.3.3**. "Spot Price" for silver means the price of silver, in U.S. dollars per ounce, at the London fixing for silver as published in the Financial Times (or any mutually agreeable substitute, if the information is not available from the Financial Times (the "London Silver Fixing") each day during the calendar quarter in question under **Section 5.2.3.3**. If either the London Gold Fixing or the London Silver Fixing is no longer quoted for any reason, the Spot Price shall be determined from a source generally accepted in the industry as accurately reflecting the price of gold or silver on the open market on the date and at the place of shipment. "Spot Price" for other minerals shall be determined from a source generally accepted in the industry as accurately reflecting the price of such mineral on the open market during the calendar quarter in question.

"Tax Matters" means the matters set forth in **Exhibit D**.

"Technical Report" means a report prepared, filed and certified in accordance with this Agreement and National Instrument 43-101F (as the same may be amended or replaced from time to time), applicable to all companies listed on a Canadian stock exchange.

"Transferring Entity" has the meaning described in **Subsection 13.3.1**.

"Venture" means the contractual relationship of the parties under this Agreement.

2. REPRESENTATIONS AND WARRANTIES: RECORD TITLE: INDEMNITIES.

2.1 Representations and Warranties.

2.1.1 Capacity of Participants. Each Participant represents and warrants to the other Participant as of the date of execution of this Agreement as follows: **(i)** it (in the case of NWG) is a corporation duly incorporated, or (in the case of PNGC) a limited liability company duly organized, and qualified to transact business and in good standing under the laws of its jurisdiction of incorporation or organization and in Nevada; **(ii)** it has the full right, power and capacity to enter into and perform this Agreement and all transactions contemplated herein, and all corporate, board of directors, shareholders, members, managers and other actions required to authorize it to enter into and perform this Agreement have been properly taken; **(iii)** it will not breach any other agreement or arrangement to which it is a party or by which it is bound by entering into or performing this Agreement; **(iv)** this Agreement has been duly executed and delivered by it and is valid and binding upon it in accordance with its terms; and **(v)** in entering into this Agreement it has relied solely on its own appraisals and estimates as to the mineral potential of the Properties, and upon its own geologic, engineering and other interpretations related thereto. Notwithstanding the foregoing, no representation is made as to **(A)** the remedy of specific performance or other equitable remedies for the enforcement of this Agreement or any other agreement contemplated hereby or **(B)** rights to indemnity under this Agreement for securities law liability. Additionally, this representation is limited by applicable bankruptcy, insolvency, moratorium, and other similar laws affecting generally the rights and remedies of creditors and secured parties.

2.1.2 Representations and Warranties by NWG. As of the date of execution of this Agreement, NWG makes each of the representations and warranties to its knowledge in **Subsections 2.1.2.1 through 2.1.2.5** below.

2.1.2.1 NWG owns its interest in the NWG Properties free and clear of all Encumbrances or defects in title arising by, through or under NWG excepting those appearing of record, including without limitation the production royalty payable to NWG Royalty LLC, as described in the Royalty Deeds by which NWG Royalty LLC acquired that interest, copies of which have been provided to PNGC. The royalty payable to NWG Royalty LLC is calculated as set forth in **Exhibit F-2**. Nothing in this **Subsection 2.1.2.1** shall be deemed to be a representation or a warranty as to the presence or absence of unpatented mining claims or millsites in conflict with the unpatented mining claims owned by NWG and described in Part 1 of **Exhibit A** (the "NWG Claims"), that the NWG Claims constitute a compact group of contiguous claims free of interior gaps or fractions, or that any of the NWG Claims contains a discovery of valuable minerals. In addition, NWG does not make any representation or warranty as to whether or not NWG has established or maintained *pedis possessio* rights with respect to any of the NWG Claims, what rights NWG has to use the surface of any of the NWG Claims for any purpose, or otherwise as to the validity of any of the NWG Claims or the use of the same.

2.1.2.2 Except as set forth in **Schedule 2.1.2.2**, there are no actions, suits, claims, proceedings, litigation or investigations pending or threatened against it that relate to the Properties, or that could, if continued, adversely affect the ability of NWG to fulfill its obligations under this Agreement or PNGC's ability to exercise its rights under this Agreement.

2.1.2.3 NWG has substantially complied with all existing Laws in conducting its operations on the NWG Properties.

2.1.2.4 Except as set forth in **Schedule 2.1.2.4**, there is no existing condition on the NWG Properties that could result in any material Environmental Liabilities or any type of enforcement proceeding, or any recovery by any governmental agency or private party of remedial or removal costs, natural resources damages, property damages, damages for personal injuries or other costs, expenses, damages or injunctive relief arising from any alleged injury or threat of injury to health, safety or the environment.

2.1.2.5 NWG has delivered to or made available for inspection by PNGC all Existing Data in its possession or control, and true and correct copies of all leases or other agreements relating to the NWG Properties.

2.1.3 <u>Representations and Warranties by PNGC</u>. As of the date of execution of this Agreement, PNGC makes the representations and warranties to its knowledge in **Subsections 2.1.3.1 through 2.1.3.7** below.

2.1.3.1 With respect to the PNGC Claims, subject to the paramount title of the United States: **(i)** the claims were properly laid out and monumented; **(ii)** all required location and validation work was properly performed; **(iii)** all location notices/certificates (as applicable) were properly recorded/filed with the appropriate governmental agencies; **(iv)** all Government Fees required to hold or maintain the claims through the assessment year ending September 1, 2007, have been timely and properly paid; and **(v)** all affidavits or other recordings/filings required to maintain the claims in good standing through the assessment year ending September 1, 2007, have been properly and timely recorded with the appropriate governmental agencies.

Nothing in this **Subsection 2.1.3.1**, however, shall be deemed to be a representation or a warranty as to the presence or absence of unpatented mining claims or millsites in conflict with the PNGC Claims, that the PNGC Claims constitute a compact group of contiguous claims free of interior gaps or fractions, or that any of the PNGC Claims contains a discovery of valuable minerals. In addition, PNGC does not make any representation or warranty as to whether or not PNGC or its predecessors-in-title established or maintained *pedis possessio* rights with respect to any of the PNGC Claims, what rights PNGC has to use the surface of any of the PNGC Claims for any purpose, or otherwise as to the validity of any of the PNGC Claims or the use of the same (except as specifically set forth above).

2.1.3.2 With respect to portions of the PNGC Claims in which PNGC holds an interest under leases or other contracts, if any, PNGC represents and warrants **(i)** it has not received any notice of default of any of the terms or provisions of such leases or other contracts; **(ii)** it has the authority under such leases and other contracts to perform fully its obligations under this Agreement; **(iii)** such leases or other contracts are valid and in good standing; **(iv)** it has no knowledge of any act or omission pertaining to the leases or other contracts which could be considered or construed as a default under any such lease or other contract; and **(v)** such leases or other contracts are free and clear of all Encumbrances or defects in title arising by, through or under PNGC excepting those appearing of record.

2.1.3.3 Except for those identified in Part 2 of **Exhibit A**, PNGC has not entered into any other agreement with respect to its interest in and to the PNGC Claims that is currently valid and outstanding, and there are no leases or Encumbrances on the PNGC Claims, nor any defects in title arising by, through or under PNGC, excepting those appearing of record.

2.1.3.4 There are no actions, suits, claims, proceedings, litigation or investigations pending or threatened against it that relate to the PNGC Claims, or that could, if continued, adversely affect the ability of PNGC to fulfill its obligations under this Agreement or NWG's ability to exercise its rights under this Agreement.

2.1.3.5 PNGC has substantially complied with all existing Laws in conducting its operations on the PNGC Claims.

2.1.3.6 Except as set forth in **Schedule 2.1.3.6**, there is no existing condition on the PNGC Claims that could result in any material Environmental Liabilities or any type of enforcement proceeding, or any recovery by any governmental agency or private party of remedial or removal costs, natural resources damages, property damages, damages for personal injuries or other costs, expenses, damages or injunctive relief arising from any alleged injury or threat of injury to health, safety or the environment.

2.1.3.7 PNGC has delivered to or made available for inspection by NWG all Existing Data in its possession or control, and true and correct copies of all leases or other agreements relating to the PNGC Claims.

2.2 Disclosures. Each of the Participants represents and warrants that it is not aware of any material facts or circumstances that have not been disclosed in this Agreement, which should

be disclosed to the other Participant in order to prevent any representation or warranty in this Agreement from being materially misleading.

2.3 Record Title. Title to real and personal property included in the Assets shall be held in the name of the Participant contributing the same, for the benefit of the Venture but expressly subject to this Agreement. At the request of the Manager, however, each Participant agrees to execute appropriate documents to transfer title to the Assets to the Manager, for the benefit of the Participants and expressly subject to this Agreement. In addition, each Participant agrees to execute appropriate documents to reflect changes in title to the Assets resulting from changes in Participating Interests.

2.4 Loss of Title. Any failure or loss of title to the Assets and all costs of defending title thereto shall be charged to the Venture; provided that prior to the time that NWG has completed its Initial Contribution under this Agreement, the costs of defending title shall be included as Project Expenditures.

2.5 Indemnities.

2.5.1 Each Participant shall defend, indemnify and hold the other Participant, its directors, officers, employees, members, managers, shareholders, agents and attorneys or Affiliates and their respective directors, officers, employees, members, managers, shareholders, agents and attorneys (collectively "Indemnified Participant") harmless from and against any loss, cost, expense, damage, or liability (including without limitation Environmental Liabilities) or assessment (including legal fees and other expenses) arising out of or based on a breach by the Participant ("Indemnifying Participant") of any representation, warranty or covenant contained in this Agreement.

2.5.2 If any claim or demand is asserted against an Indemnified Participant in respect of which such Indemnified Participant may be entitled to indemnification under this Agreement, or if the Indemnified Participant becomes aware of any such claim, written notice of such claim or demand shall promptly be given to the Indemnifying Participant. The Indemnifying Participant shall have the right, but not the obligation, by notifying the Indemnified Participant within thirty (30) days after its receipt of the notice of the claim or demand, to assume the entire control of (subject to the right of the Indemnified Participant to participate, at the Indemnified Participant's expense and with counsel of the Indemnified Participant's choice), the defense, compromise, or settlement of the matter, including, at the Indemnifying Participant's expense, employment of counsel of the Indemnified Participant's choice. Any damages to the Assets or business of the Indemnified Participant caused by a failure by the Indemnifying Participant to defend, compromise, or settle a claim or demand in a reasonable and expeditious manner requested by the Indemnified Participant, after the Indemnifying Participant has given notice that it will assume control of the defense, compromise, or settlement of the matter, shall be included in the damages for which the Indemnifying Participant shall be obligated to indemnify the Indemnified Participant. Any settlement or compromise of a matter by the Indemnifying Participant shall include a full release of claims against the Indemnified Participant which has arisen out of the indemnified claim or demand.

3. NAME, PURPOSES AND TERM.

3.1 General. PNGC and NWG hereby enter into this Agreement for the purposes hereinafter stated. All of the Participants' rights and obligations in connection with the Assets, the Area of Interest and all Operations shall be subject to and governed by this Agreement.

3.2 Name. Following completion of the Phase I Earn-In, or as otherwise directed by the Management Committee, the Manager shall conduct the business of this Venture in the name of the Venture, doing business as the "Long Canyon Venture." If applicable, the Manager shall accomplish any registration required by applicable assumed or fictitious name statutes and similar statutes.

3.3 Purposes. This Agreement is entered into for the following purposes and for no others, and shall serve as the exclusive means by which the Participants, or either of them, accomplish such purposes: **(i)** to conduct Exploration within the Properties; **(ii)** to acquire additional real property and other interests within the Area of Interest; **(iii)** to evaluate the possible Development and Mining of the Properties, and if justified, to engage in Development and Mining, with a primary purpose to develop and mine precious metals and associated minerals; **(iv)** to engage in Operations within the Properties; **(v)** to engage in disposition of Products, only to the limited extent permitted in **Article 10**; **(vi)** to complete and satisfy all Environmental Compliance obligations and other Continuing Obligations relating to the Properties; and **(vii)** to perform any other operation or activity necessary, appropriate, or incidental to any of the foregoing.

3.4 Limitation. Unless the Participants otherwise agree in writing, Operations shall be limited to the purposes described in **Section 3.3**, and nothing in this Agreement shall be construed to enlarge such purposes.

3.5 Term. Unless the Venture is earlier terminated or otherwise terminates as provided in this Agreement, the term of this Agreement is for so long as any of the Properties are jointly owned by the Participants hereto and thereafter until all materials, supplies, and equipment have been salvaged and disposed of, a final accounting has been made between the Participants, and any required Environmental Compliance has been completed and accepted by the appropriate governmental agencies.

4. RELATIONSHIP OF THE PARTICIPANTS.

4.1 No Partnership. Nothing contained in this Agreement shall be deemed to constitute either Participant the partner of the other, nor, except as otherwise herein expressly provided, to constitute either Participant the agent or legal representative of the other, nor to create any fiduciary relationship between them. Except as provided in **Exhibit D** the Participants do not intend to create, and this Agreement shall not be construed to create, any mining, commercial or other partnership. Neither Participant shall have any authority to act for or to assume any obligation or responsibility on behalf of the other Participant, except as otherwise expressly provided herein. The rights, duties, obligations and liabilities of the Participants shall be several and not joint or collective. Each Participant shall be responsible only for its obligations as herein set out and shall be liable only for its share of the costs and expenses as provided herein.

4.2 Other Business Opportunities. Except as expressly provided in this Agreement, each Participant shall have the right independently to engage in and receive full benefits from business activities, whether or not competitive with Operations, without consulting the other. The doctrines of "corporate opportunity" or "business opportunity" shall not be applied to any other activity, venture, or operation of either Participant, and neither Participant shall have any obligation to the other with respect to any opportunity to acquire any property outside the Area of Interest at any time, or within the Area of Interest after the termination of this Agreement, except as provided in **Section 11.6**. Unless otherwise agreed in writing, no

Participant shall have any obligation to mill, beneficiate, or otherwise treat any Participant's share of Products in any facility owned or controlled by such Participant.

4.3 Termination or Transfer of Rights to Properties. Except as provided in **Article 12** and **Article 13** in this Agreement, neither Participant shall permit or cause all or any part of its interest in the Assets or this Agreement to be sold, exchanged, encumbered, surrendered, abandoned, partitioned, divided, or similarly terminated, by judicial means. The Participants hereby waive and release all rights of partition, or of sale in lieu thereof, or other division of Assets, including any such rights provided by any law.

4.4 Implied Covenants. The implied covenants of good faith and fair dealing are the only implied covenants in this Agreement. No other implied covenants recognized under applicable Law shall be valid or enforceable with respect to this Agreement.

4.5 No Royalty or Other Interests. Except as provided in **Section 5.1** or **Section 6.4**, no Participant shall be entitled or permitted to create any royalty or similar carried interest in all or any part of the Assets. The Participants acknowledge that the Properties are burdened by certain royalties as described in **Subsection 2.1.2.1** and in **Exhibit A**, which royalty payment obligations shall be an obligation of the Venture, and shall be satisfied in accordance with the Participants' respective Participating Interests at the time of any production that is burdened thereby.

4.6 No Third Party Beneficiary Rights. This Agreement shall be construed to benefit the Participants and their respective successors and assigns only, and shall not be construed to create third party beneficiary rights in any other party, governmental agency or organization, except as provided in **Subsection 2.5.1**.

5. CONTRIBUTIONS BY PARTICIPANTS.

5.1 PNGC's Initial Contribution. PNGC hereby contributes to the purpose of the Venture all of its right, title and interest in and to the PNGC Claims, together with all of its right, title and interest in and to any licenses and permits necessary for Operations, and all maps, data, reports, studies, and documents relating thereto, free and clear of any Encumbrances arising by, through or under PNGC, except as may appear of record. The value of PNGC's Initial Contribution shall be deemed to be $4,803,922.00. PNGC hereby reserves to itself a royalty of three percent (3%) of Net Smelter Returns (calculated as set forth in **Exhibit F**) on the PNGC Claims, subject to reduction for any royalty burdening production from the PNGC Claims due to any third party existing on the Effective Date; provided, however, that the production royalty payable to PNGC shall in no event be less than one percent (1%) of Net Smelter Returns from the PNGC Claims.

5.2 NWG's Initial Contribution. NWG hereby contributes to the purpose of the Venture all of its right, title and interest in and to the NWG Properties, together with all of its right, title and interest in and to any licenses and permits necessary for Operations, and all maps, data, reports, studies, and documents relating thereto, free and clear of any Encumbrances arising by, through or under NWG, except as may appear of record. The value of NWG's Initial Contribution shall be deemed to be $5,000,000.

5.2.1 Phase-I Earn-In. As its Initial Contribution and subject to its right of withdrawal as set forth below and in **Section 11.3**, NWG shall incur or accrue Project Expenditures totaling Five

Million Dollars (US$5,000,000.00) ("Phase-I Earn-In") within five (5) years from and after the Effective Date, as follows:

5.2.1.1 On or before the first anniversary of the Effective Date, NWG shall incur or accrue a minimum of Four Hundred Thousand Dollars (US$400,000.00) in Project Expenditures; and

5.2.1.2 Thereafter, NWG shall incur or accrue annually a minimum of Two Hundred Fifty Thousand Dollars (US$250,000.00) in Project Expenditures.

5.2.1.3 Notwithstanding the foregoing, NWG must incur or accrue a minimum of Five Million Dollars (US$5,000,000.00) in Project Expenditures on or before the fifth anniversary of the Effective Date, or make cash payments directly to PNGC to make up for any shortfall, as set forth in **Section 5.2.2**, in order to complete its Initial Contribution.

5.2.1.4 (a) If NWG fails to achieve Phase-I Earn-In within five (5) years after the Effective Date (as such time may be extended pursuant to this **Section 5.2.1** or **Section 15.4**), PNGC shall have sixty (60) days to elect to become Manager by notifying NWG of such election in writing and in that notice undertaking to expend the amount equal to the amount of Project Expenditures actually incurred by NWG during the Phase-I Earn-In Period within a period equivalent to the Phase-I Earn-In Period, plus one year. Upon timely completion of the required Project Expenditures by PNGC, PNGC shall have earned a 65% Participating Interest in the Venture and NWG's Participating Interest shall be 35%. If PNGC fails to timely make an election to become Manager under this **Section 5.2.1.4**, or to timely meet its expenditure requirements as described in this **Section 5.2.1.4**, then the Venture shall terminate and the PNGC Claims shall revert to PNGC, the NWG Properties shall revert to NWG (except for the NWG Claims, which NWG shall quitclaim to PNGC), and the remaining Assets shall be distributed in accordance with **Section 11.6**. If PNGC timely makes the election to become the Manager, then it shall comply with all of the provisions of this Agreement that applied to NWG while it was acting as Manager during the Phase-I Earn-In Period.

(b) Without limiting NWG's rights under **Section 15.4** hereof, and in accordance with the provisions of **Section 15.4**, the due date for NWG completing the Phase-I Earn-In shall be extended to the extent that any proposed exploration activities cannot be completed due to delays in receiving permits from any federal, state or local government agencies, or due to any other force majeure event under **Section 15.4**. The Phase-I Earn-In Period shall be extended by the amount of time that proposed exploration activities are delayed as a result of such permitting delay.

(c) The parties have agreed to an exploration program on the Properties for the remainder of 2006, and NWG will conduct its Operations materially in accordance with that exploration program. NWG hereby agrees, subject to its right to withdraw from the Venture at any time as set forth in **Subsection 5.2.1.5**, to pursue with reasonable diligence the filing of the plan of operations referred to in **Section 15.4**. Thereafter, during the Phase-I Earn-In Period and the Phase-II Earn-In Period (which may hereinafter be referred to collectively as the "Earn-In Periods"), NWG shall have the sole right to determine the nature, scope, timing and extent of Operations that are

conducted to satisfy the applicable Earn-In requirements. In conducting such Operations, NWG shall be entitled, but not obligated, to exercise any of the powers of the Manager in **Section 8.2**. Prior to commencement of joint funding, NWG shall submit the summaries and reports and shall hold meetings of the Management Committee in the manner specified in **Subsection 7.3.1** and **Subsection 8.2.12(i)**.

(d) NWG shall provide PNGC with a report of its Project Expenditures not later than 60 days after the end of each Annual Period during the Phase-I Earn-In Period, and each report will include such information as is reasonably necessary for PNGC to confirm that NWG has incurred the required minimum amount of Project Expenditures during the period in question.

5.2.1.5 NWG shall have no obligation to incur any Project Expenditures and, at its sole discretion, shall have the right to withdraw from the Venture and terminate this Agreement at any time during the Phase-I Earn-In Period, in accordance with the provisions of Section 11.3. Such termination shall be effective immediately upon receipt of written notice of the same by PNGC. In the event of such termination, NWG shall have no obligation to incur any additional Project Expenditures and no further obligations or liability to PNGC whatsoever, other than **(a)** the obligation to reclaim the surface of the Properties to the extent disturbed by its Operations (for which PNGC agrees to grant NWG such access following termination as is reasonably necessary), **(b)** the obligations set forth in **Sections 2.5 and 15.6**, and **(c)** any other obligations at NWG under this Agreement that have accrued but not been performed prior to the effective date of such termination. In the event of such termination by NWG, PNGC shall retain its obligations set forth in **Sections 2.5, 5.4 and 15.6**. In the event of such termination, PNGC expressly agrees that NWG shall not be liable for any actual, incidental, consequential or punitive damages, or lost profits, incurred by PNGC as a result of NWG's election not to or failure to **(i)** incur all or any part of the required amount of Project Expenditures or **(ii)** complete the Phase-I Earn-In. Upon completion of the Phase I Earn-In, the Participants agree that all reclamation obligations and liabilities pertaining to NWG's Operations conducted during the Phase I Earn-In Period shall become obligations of the Venture.

5.2.2 Excess Credited and Cash In-Lieu Payment. In the event Project Expenditures in any period during the Phase-I Earn-In Period exceed the minimum amounts set forth in **Subsection 5.2.1**, NWG may credit the excess toward subsequent periods. If NWG fails to incur or accrue the required amount of Project Expenditures during any period, NWG may, in its sole discretion, satisfy the Project Expenditure requirement for that period by paying the amount of the shortfall (by NWG's check or by wire transfer) to PNGC within thirty (30) days after the Participants have reached an agreement as to the amount of such shortfall.

5.2.3 Phase-II Earn-In.

5.2.3.1 NWG Election to Earn an Additional Participating Interest. Upon completion of Phase-I Earn-In, NWG shall notify PNGC. If it completes the Phase-I Earn-In, NWG may elect in its sole discretion to continue to fund one hundred percent (100%) of the costs of Operations and to carry PNGC through completion of a Feasibility Study (the "Phase-II Earn-In Option"). In the event NWG elects to exercise the Phase-II Earn-In Option and completes that Feasibility Study, NWG will earn an additional fourteen percent (14%) Participating Interest, for a total of a sixty-five

percent (65%) Participating Interest ("Phase-II Earn-In"). If NWG exercises the Phase-II Earn-In Option, NWG's Initial Contribution for Phase-II Earn-In shall have been met upon completion and delivery of the Feasibility Study to PNGC. NWG agrees to provide notice to PNGC of NWG's election to exercise the Phase-II Earn-In Option within ninety (90) days after PNGC's receipt of NWG's notice of completion of the Phase-I Earn-In. NWG shall have the right to notify PNGC at any time after electing to exercise the Phase-II Earn-In Option that it no longer desires to pursue the Phase-II Earn-In Option, in which case the Agreement will continue on a 51% (NWG) / 49% (PNGC) basis.

5.2.3.2 Notices to Commence Joint Funding. (a) At least sixty (60) days prior to completion of the Phase 1 Earn-In, NWG shall provide written notice to PNGC. Such notice shall include a proposed Program and Budget for the period beginning on the anticipated date of completion of the Phase-I Earn-In and ending approximately one hundred eighty (180) days thereafter. PNGC shall, within said sixty (60) days, advise NWG in writing that it will: (i) participate in joint funding of that Program and Budget in accordance with the provisions of **Section 9.4**; or (ii) dilute its Participating Interest pursuant to **Section 6.2**. If at any time during the period covered by that Program and Budget NWG notifies PNGC of NWG's election to exercise the Phase-II Earn-In Option, then upon receipt of such notice PNGC shall have no further obligation to fund its proportionate share of that Program and Budget, and NWG shall reimburse PNGC, within sixty (60) days after NWG's receipt of such notice, for the amount of monies actually contributed by PNGC pursuant to that Program and Budget.

(b) Upon completion of the Earn-In obligations under the Phase-II Earn-In, as determined above, or a decision by NWG not to pursue that Phase-II Earn-In, NWG shall provide written notice to PNGC of each such completion or decision at least sixty (60) days before the commencement of the period in which it proposes to commence joint funding. Such notice shall include a proposed Program and Budget for the following Program and Budget period. PNGC shall, within said sixty (60) days, advise NWG in writing that it will: **(i)** participate in joint funding of that Program and Budget in accordance with the provisions of **Section 9.4**, **(ii)** dilute its Participating Interest pursuant to **Section 6.2**, or **(iii)** if NWG has completed the Phase-II Earn-In, elect the Financing Option described in **Subsection 5.2.3.3**.

5.2.3.3 Financing Option. If (but only if) NWG has completed the Phase-II Earn-In, and the Management Committee has made a decision for the Venture to seek Project Financing, NWG, as Manager, shall use good faith efforts to arrange for Project Financing; provided, however, that NWG shall have no obligation to arrange for any Project Financing that NWG's Board of Directors, acting in its normal course, is unwilling to approve. In the event the Management Committee makes a decision for the Venture to seek Project Financing, PNGC may elect to have NWG fund its share (equivalent to PNGC's percentage Participating Interest) of any funds required for Operations through the Commencement of Commercial Production in excess of the amount borrowed pursuant to the Project Financing (the "PNGC Carry Option"), contingent upon the successful consummation of a Project Financing. PNGC shall be obligated to make such an election within sixty (60) days after its receipt of the Feasibility Study. If PNGC timely elects to exercise the PNGC Carry Option, PNGC's Participating Interest shall not be reduced by such contributions made on its behalf by NWG, but all such funds contributed by NWG shall constitute a loan from NWG to

PNGC (the "PNGC Loan"). The PNGC Loan shall bear interest at an annual rate equal to the interest rate obtained by NWG in the Project Financing, plus three percent (3%), compounded monthly, and shall be secured as a first lien against PNGC's Participating Interest (subordinate only to the lender who provides the Project Financing). PNGC shall execute and deliver such documents from time to time as reasonably requested by NWG to provide record notice of the PNGC Loan and perfect NWG's first priority security interest. The PNGC Loan, plus interest, and 35% of the costs associated with the Project Financing (including attorneys' fees, consultants' fees and fees payable to the lender's attorneys and consultants) shall be recovered by NWG from 90% of PNGC's share of cash flow from Operations, which cash flow shall not be reduced by the amount of any other loan repayment and which shall be paid directly from the Manager to NWG until such time as the loan is paid in full. For purposes of this **Subsection 5.2.3.3**, available cash flow shall be determined as set forth in **Exhibit H**.

5.2.3.4 Interim Funding. The Participants recognize that there will be a delay between the time when Project Expenditures are actually incurred or paid and when monthly accounting reports become available for such period. Accordingly, all Project Expenditures or other expenditures on behalf of the Venture incurred by NWG subsequent to the applicable Phase-1 Earn-In or Phase-II Earn-In and before an election by PNGC pursuant to **Subsection 5.2.3.2(a)** or **(b)** shall be credited to NWG in any joint funding Program and Budget if PNGC makes an election pursuant to **Subsections 5.2.3.2(a)(i)** or **(b)(i)** or **5.2.3.2(a)(ii)** or **b(ii)**.

5.2.3.5 Filing and Payment Obligations. Prior to the commencement of joint funding, unless NWG withdraws in accordance with **Section 11.3** hereof or to the extent that any Properties are surrendered or abandoned or assigned to PNGC in accordance **Article 12** hereof, NWG shall be responsible for making all governmental recordings and filings and for paying all Government Fees, property taxes on the Properties, and any lease payments that are identified on **Exhibit A**, due during the periods that it is completing Earn-In. Any such payments shall be credited toward NWG's Project Expenditures.

5.2.4 Prior to the commencement of joint funding, all costs and expenses for Project Expenditures made by NWG shall be made on behalf of the Venture. Subsequent to the commencement of joint funding, all costs and expenses made by the Manager shall be on behalf of the Venture.

5.3 Cash Contributions. After completion of NWG's Initial Contribution under the applicable Earn-In election, the Participants shall contribute funds for adopted Programs and Budgets in proportion to their respective Participating Interests, subject to elections permitted in **Subsection 5.2.3.2** and **Section 9.4**.

5.4 PNGC Expertise. During the first twelve (12) months after the Effective Date, PNGC will make available to NWG its employee, Eric Struhsacker to assist NWG in the Venture. NWG shall reimburse PNGC on a time and cost basis for Mr. Struhsacker's time, such reimbursements to be made by NWG to PNGC within thirty (30) days after receipt of invoices for the same. All such invoices shall be accompanied by reasonable summaries and evidence (receipts and the like) of the time and costs being charged for Mr. Struhsacker. All amounts reimbursed by NWG to PNGC pursuant to this **Section 5.4** shall qualify as Project Expenditures. The parties agree that

Mr. Struhsacker shall remain an employee of PNGC, and that NWG shall have no liability to Mr. Struhsacker or PNGC for any employment-related taxes, benefits or any liability whatsoever. PNGC hereby agrees to defend, indemnify and hold NWG harmless from and against any liability whatsoever arising from or related to claims brought by Mr. Struhsacker against NWG. NWG and PNGC acknowledge and agree that Mr. Struhsacker will not devote exclusive attention to the Venture, but the Venture shall be his highest priority. With respect to any injury or property damage suffered by Mr. Struhsacker in the course of providing services to NWG pursuant to this **Section 5.4**, PNGC shall maintain general liability insurance and automobile insurance policies covering Mr. Struhsacker's activities hereunder, in reasonable amounts in accordance with industry standards. NWG shall be named as an additional insured on all such policies, and copies of such policies shall be provided to NWG.

5.5 Insurance. In connection with the conduct of Operations during the Earn-In Periods, NWG agrees to carry such insurance, covering all persons working at or on the Properties for NWG, as will fully comply with the requirements of the laws of the State of Nevada pertaining to worker's compensation and occupational disease and disabilities as are now in force or as may be hereafter amended or enacted. In addition, during the Earn-In Periods, NWG agrees to carry commercial general liability and automobile liability insurance with respect to its Operations in reasonable amounts in accordance with industry standards. All of the above-described policies (with the exception of worker's compensation) shall name PNGC as an additional insured.

6. PARTICIPATING INTERESTS.

6.1 Participating Interests.

6.1.1 Initial Participating Interest. Subject to the applicable Earn-In election under **Section 5.2**, and to **Subsection 6.1.2**, the Participants shall have the following initial Participating Interests in the Venture:

NWG 51% (or 65% if NWG completes Phase-II Earn-In)

PNGC 49% (or 35% if NWG completes Phase II Earn-In)

6.1.2 Changes in Participating Interests. A Participant's Participating Interest shall only be changed as follows:

6.1.2.1 as provided in **Subsection 5.2.3**;

6.1.2.2 upon an election or deemed election by a Participant pursuant to **Subsection 5.2.3.2** or **Section 9.4** not to contribute or to contribute less to an adopted Program and Budget than the percentage reflected by its Participating Interest;

6.1.2.3 as provided in **Sections 6.2** and **6.4**;

6.1.2.4 in the event of default by a Participant in making its agreed upon contribution to an adopted Program and Budget, followed by an election by the other Participant to invoke **Subsection 6.3.2**;

6.1.2.5 upon withdrawal, pursuant to **Article 11**;

6.1.2.6 pursuant to a transfer by a Participant of all or a portion of its Participating Interest in accordance with **Article 13**; or

6.1.2.7 upon acquisition by either Participant of part or all of the Participating Interest of the other Participant, however arising.

6.2 Voluntary Reduction in Participation - Dilution. After NWG has completed its Initial Contribution, a Participant may elect, as provided in **Subsection 5.2.3.2** and **Section 9.4**, to limit its contributions to an adopted Program and Budget (without regard to its vote on adoption of the Program and Budget) as follows:

6.2.1 to some lesser amount than its respective Participating Interest; or

6.2.2 to not contribute at all.

In such event, the non-diluting Participant shall then have the option to either fully fund the remaining portion of the adopted Program and Budget; or, within fifteen (15) days following the election of the diluting Participant under **Subsection 5.2.3.2(a)(ii)** or **(b)(ii)** or **Subsection 9.4.2**, to propose a reduced alternative Program and Budget to which the Participants shall, within seven (7) days, make a re-election under **Subsection 5.2.3.2**, **Subsection 9.4.1** or **Subsection 9.4.2**. If the non-diluting Participant elects to continue with the initially adopted Program and Budget, the Participating Interest of the Participant electing either **Subsection 6.2.1** or **Subsection 6.2.2** above shall be recalculated at the time of election by dividing: **(i)** the sum of (a) the value of that Participant's Initial Contribution as defined in **Sections 5.1 or 5.2**, (b) the total of all that Participant's contributions to previous Programs and Budgets, and (c) the amount the Participant elects to contribute to the approved Program and Budget, by **(ii)** the sum of (a), (b) and (c) above for all Participants; and multiplying the result by 100. That is:

$$\frac{\text{(a)+(b)+(c) diluting Participant}}{\text{(a)+(b)+(c) all Participants}} \times 100 = \text{Recalculated Participating Interest}$$

The Participating Interest of the other Participant shall thereupon become the difference between 100% and the recalculated Participating Interest.

As soon as practicable after the necessary information is available at the end of each period covered by an adopted Program and Budget, a recalculation of each Participant's Participating Interest shall be made in accordance with the preceding formula to adjust, as necessary, the recalculations made at the beginning of such period to reflect actual contributions made by the Participants during the period. Except as otherwise provided in this Agreement, a diluting Participant shall retain all of its rights and obligations under this Agreement, including the right to participate in future Programs and Budgets at its recalculated Participating Interest.

6.3 Default in Making Contributions.

6.3.1 If a Participant elects to contribute to an approved Program and Budget and then defaults in making a contribution or cash call under an approved Program and Budget, the non-defaulting Participant may, but is not obligated to, advance the defaulted contribution on behalf of the defaulting Participant and treat the same, together with any accrued interest, as a demand loan

bearing interest from the date of the advance at the rate provided in **Section 9.9**. The failure to repay said loan within ten (10) days following demand shall be a default under such loan and under this Agreement.

6.3.2 The Participants acknowledge that if a Participant defaults in making a contribution to an approved Program and Budget or a cash call under **Section 9.8** or in repaying a loan under **Subsection 6.3.1**, it will be difficult to measure the damages resulting from such default. The Participants acknowledge that the damage to the non-defaulting Participant could be significant. In the event of such default, as reasonable liquidated damages and as the non-defaulting Participant's sole and exclusive remedy therefor, the defaulting Participant shall be subjected to twice the dilution resulting from voluntary reduction in Participating Interest in accordance with **Section 6.2** above. By way of example, the defaulting Participant's Participating Interest shall be reduced according to the formula in **Section 6.2**, and further reduced by multiplying the dilution by two. Amounts treated as a loan pursuant to **Section 6.3.1** and interest thereon shall be included in the calculation of the defaulting Participant's reduced Participating Interest. The non-defaulting Participant's Participating Interest shall, at such time, become the difference between 100% and the further reduced Participating Interest of the defaulting Participant. Such adjustments to the Participants' Participating Interests shall be effective as of the date of the default.

6.4 <u>Elimination of Minority Interest</u>.

6.4.1 Upon the reduction of its Participating Interest to less than ten percent (10%), by other than default under **Subsection 6.3.2**, a Participant shall be deemed to have withdrawn from the Venture and shall relinquish its entire Participating Interest, free and clear of any Encumbrances arising by, through or under that Participant, other than those identified in **Exhibit A** or to which both Participants have previously agreed in writing. Such relinquished Participating Interest shall be deemed to have accrued automatically to the other Participant, and the interest of the diluted Participant shall be converted to an interest in three-quarters of one percent (.75%) of Net Smelter Returns, as defined in **Exhibit F-1** but applicable to all the Properties, to which the diluted Participant shall be entitled until such time as it has recovered one hundred percent (100%) of the amount reflected in its Equity Account as of the date its Participating Interest was reduced to less than ten percent (10%).

6.4.2 Upon the reduction of its Participating Interest to less than ten percent (10%) as the result of a default under **Subsection 6.3.2**, a Participant shall be deemed to have withdrawn from the Venture and shall relinquish its entire Participating Interest, free and clear of any Encumbrances arising by, through or under that Participant, other than those identified in **Exhibit A** or to which both Participants have previously agreed in writing. Such relinquished Participating Interest shall be deemed to have occurred automatically to the other Participant, and the interest of the diluted Participant shall be converted to an interest in three-quarters of one percent (.75%) of Net Smelter Returns, as defined in **Exhibit F-1**, but applicable to all of the Properties, to which the diluted Participant shall be entitled until such time as it had recovered fifty percent (50%) of the amount reflected in its Equity Account as of the date its Participating Interest was reduced to less than ten percent (10%).

6.4.3 If a Participant's Participating Interest is eliminated as set forth in this **Section 6.4** then any decision to place the Properties into production shall be at the sole discretion of the other Participant and if the Properties are in or are placed into production, such other Participant shall have the unfettered right to suspend, curtail or terminate any such operation as it in its sole discretion may determine.

6.4.4 The Capital Account of a Participant whose Participating Interest has been relinquished to the other Participant pursuant to **Subsections 6.4.1** or **6.4.2** shall be transferred automatically to the other Participant on the effective date of such relinquishment.

6.4.5 In each case, the interest in Net Smelter Returns to which a Participant becomes entitled under this **Section 6.4** shall be in addition to any interest in Net Smelter Returns from the Properties to which it or any of its Affiliates is entitled or which it reserves as of the Effective Date.

6.5 Continuing Liabilities Upon Adjustments of the Participating Interests. Any actual or deemed withdrawal of a Participant or any reduction of a Participant's Participating Interest under this Agreement shall not relieve such Participant of its share of any liability, whether it accrues before or after such withdrawal or reduction, arising out of Operations conducted prior to such withdrawal or reduction, including, without limitation, Environmental Compliance and other Continuing Obligations. For purposes of this **Article 6**, such Participant's share of such liability shall be equal to its Participating Interest at the time that the events or omissions giving rise to such liability occurred. The increased Participating Interest accruing to a Participant as a result of the reduction of the other Participant's Participating Interest shall be free from royalties, liens or other Encumbrances arising by, through or under such other Participant, other than those identified on **Exhibit A** or to which both Participants have given their written consent.

6.6 Documentation of Adjustments to Participating Interests. An adjustment to a Participating Interest need not be evidenced during the term of this Agreement by the execution and recording of appropriate instruments, but each Participant's Participating Interest shall be shown in the books of the Manager. However, either Participant, at any time upon the request of the other Participant, shall execute and acknowledge instruments necessary to evidence or effectuate such adjustment in a form sufficient for recording in the jurisdiction where the Properties are located.

6.7 Grant of Lien or Security Interest.

6.7.1 Each Participant grants to the other Participant a lien upon and a security interest in its Participating Interest, including all of its right, title and interest in the Assets and the Participant's share of Products, whenever acquired or arising, and the proceeds from and accessions to the foregoing.

6.7.2 The liens and security interests granted by **Subsection 6.7.1** shall secure every obligation or liability of the Participant granting such lien or security interest created under this Agreement, including the obligation to repay a loan granted under **Subsection 6.3.1**. Each Participant hereby agrees to take all action necessary to perfect such lien and security interests and hereby appoints the other Participant its attorney-in-fact to execute, file and record all financing statements and other documents necessary to perfect or maintain such lien and security interests.

6.8 Subordination of Interests. Each Participant shall, from time to time, take all necessary actions, including execution of appropriate agreements, to pledge and subordinate its Participating Interest, any liens it may hold which are created under this Agreement including those created pursuant to **Section 6.7**, and any other right or interest it holds with respect to the Assets (other than any statutory lien of the Manager) to any secured borrowings for Operations approved by the Management Committee, including any

secured borrowings relating to Project Financing, and any modifications or renewals thereof.

7. MANAGEMENT COMMITTEE.

7.1 Organization and Composition. Upon execution of this Agreement, the Participants shall establish a Management Committee to determine overall policies, objectives, procedures, methods and actions under this Agreement. The Management Committee shall consist of two (2) members appointed by NWG and two (2) members appointed by PNGC. Each Participant may appoint one or more alternates to act and vote in the absence of a regular member. Any alternate so acting shall be deemed a member. Appointments shall be made or changed by prior written notice to the other Participant.

7.2 Decisions. Each Participant, acting through its appointed members, shall have votes on the Management Committee, in proportion to its Participating Interest. Unless otherwise provided in this Agreement, the vote of the Manager shall determine the decisions of the Management Committee. In the event of a tie vote, the Participant designated as Manager shall have the deciding vote of the Management Committee.

7.3 Meetings.

7.3.1 Informal Meetings. Prior to commencement of joint funding, the Management Committee shall hold informal meetings in Reno, Nevada, or at other mutually agreed places, not more frequently than once every calendar quarter. The purpose of the meetings is to discuss the Manager's reports and to discuss exploration plans and other matters pertaining to the Venture.

7.3.2 Regular Meetings. Upon the commencement of joint funding, the Management Committee shall hold regular meetings at least annually in Reno, Nevada, or at other mutually agreed places. The Manager shall give thirty (30) days notice to the Participants of such regular meetings (unless such notice is waived by the Participants). Additionally, any Participant may call a special meeting upon seven (7) days notice to the Manager and the other Participant (unless such notice is waived by the Participants). In case of emergency, reasonable notice of a special meeting shall suffice. With respect to a regular or special meeting of the Management Committee, there shall be a quorum if at least one member representing each Participant having greater than a twenty percent (20%) Participating Interest is present; provided, however, that in the event that a quorum does not exist at any such meeting, any Participant may reschedule the meeting, at a time at least two (2) days following the originally scheduled meeting but no later than seven (7) days following the originally scheduled meeting, and, at such rescheduled meeting, there shall be a quorum if at least one member representing any Participant having greater than a twenty percent (20%) Participating Interest is present. Each notice of a meeting shall include an itemized agenda prepared by the Manager in the case of a regular meeting, or by the Participant calling the meeting in the case of a special meeting, but any matter may be considered with the consent of all Participants. The Manager shall prepare minutes of all meetings and shall distribute copies of such minutes to the Participants within thirty (30) days after the meeting. The Participants shall have thirty (30) days after receipt to sign and return such copies or to provide any written comments on such minutes to the Manager. If a Participant timely submits written comments on such minutes, the Management Committee shall seek, for a period not to exceed thirty (30) days, to agree upon minutes of such meeting acceptable to the Participants. At the end of such period, failing agreement by the Participants on revised

minutes, the minutes of the meeting shall be the original minutes as prepared by the Manager, together with the comments on the minutes made by the other Participant. These documents shall be placed in the minutes book maintained by the Manager. If personnel employed in Operations are required to attend a Management Committee meeting, reasonable costs incurred in connection with such attendance shall be a Venture cost. All other costs associated with Management Committee meetings shall be paid for by the Participants individually.

7.4 Action Without Meeting. In lieu of meetings in person, the Management Committee may hold meetings by telephone conferences, so long as minutes are prepared in accordance with **Section 7.3**. The Management Committee may also take actions in writing signed by all members.

7.5 Matters Requiring Approval. Except as otherwise delegated to the Manager in **Section 8.2** or as provided in **Subsection 5.2.1** or otherwise in this Agreement, the Management Committee shall have exclusive authority to determine all management matters related to this Agreement.

8. MANAGER.

8.1 Appointment. The parties hereby appoint NWG as the Manager with overall management responsibility for Operations and to remain as Manager until it resigns pursuant to **Section 8.4**, or until its Participating Interest falls below fifty percent (50%).

8.2 Powers and Duties of Manager. Subject to the terms and provisions of this Agreement, the Manager shall have the following powers and duties:

8.2.1 the Manager shall manage, direct, and control Operations, and shall prepare and present to the Management Committee proposed Programs and Budgets;

8.2.2 the Manager shall implement the decisions of the Management Committee, shall make all expenditures necessary to carry out adopted Programs, and shall promptly advise the Management Committee if it lacks sufficient funds to carry out its responsibilities under this Agreement;

8.2.3 the Manager shall use reasonable efforts to: **(i)** purchase or otherwise acquire all material, supplies, equipment, water, utility and transportation services required for Operations (to the extent the same are reasonably available to the Manager using commercially reasonable efforts), such purchases and acquisitions to be made on the best terms available, taking into account all of the circumstances; **(ii)** obtain such customary warranties and guarantees as are available in connection with such purchases and acquisitions; and **(iii)** keep the Assets free and clear of all Encumbrances, except for those existing at the time of, or created concurrent with, the acquisition of such Assets, or mechanic's or materialmen's liens which shall be released or discharged in a diligent manner, or Encumbrances specifically approved by the Management Committee;

8.2.4 the Manager shall conduct such title examinations as may be advisable in the reasonable judgment of the Manager and, if authorized by the Management Committee, cure such title defects relating to the Properties as may be advisable in the reasonable judgment of the Manager;

8.2.5 the Manager shall: **(i)** make or arrange for all payments required by concessions, leases, licenses, permits, contracts, and other agreements related to the Assets; **(ii)** pay all taxes,

assessments and like charges on Operations and Assets except taxes determined or measured by a Participant's sales revenue or net income. If authorized by the Management Committee, the Manager shall have the right to contest, in the courts or otherwise, the validity or amount of any taxes, assessments, or charges if the Manager deems them to be unlawful, unjust, unequal, or excessive, or to undertake such other steps or proceedings as the Manager may deem reasonably necessary to secure a cancellation, reduction, readjustment, or equalization thereof before the Manager shall be required to pay them, but in no event shall the Manager permit or allow title to the Assets to be lost as the result of the non-payment of any taxes, assessments, or like charges; and **(iii)** do all other acts reasonably necessary to maintain the Assets;

8.2.6 the Manager shall: **(i)** apply for all necessary permits, licenses and approvals; **(ii)** comply with the Laws; **(iii)** notify promptly the Management Committee of any allegations of substantial violation thereof; and **(iv)** prepare and file all reports or notices required for Operations. In the event of any violation of laws, permits, licenses or approvals, the Manager shall timely cure or dispose of such violation through performance, payment of fines and penalties, or both, and the cost thereof shall be charged to the Joint Account. The Manager shall not be in breach of this provision if a violation has occurred in spite of the Manager's good faith efforts to comply, and the Manager has timely cured or disposed of such violation through performance, or payment of fines and penalties. In addition, with respect to the posting of any bonds or other surety required to obtain any permits, licenses or approvals, neither Participant shall have any obligation to provide corporate guarantees or make its balance sheet available to ensure that such bonds or other surety are in place;

8.2.7 the Manager shall notify the other Participant promptly of any litigation, arbitration, or administrative proceeding commenced against the Venture. The Manager shall prosecute and defend, but shall not initiate without consent of the Management Committee, all litigation or administrative proceedings arising out of Operations. The Manager shall consult with the non-managing Participant on pleadings, briefs and other litigation matters in advance of filings; provided that the non-managing Participant shall be reimbursed by the Venture for reasonable out of pocket expenses it incurs for assisting in any such litigation or administrative proceedings as requested or approved by the Manager; and provided further that nothing herein shall limit the non-managing Participant's right to participate, at its own expense, in the conduct of such litigation or administrative proceedings. The Management Committee shall approve in advance any settlement involving title to the Properties and settlements involving payments, commitments or obligations in excess of One Hundred Thousand Dollars (US$100,000.00) in cash or value;

8.2.8 the Manager may dispose of Assets, whether by sale, assignment, abandonment or other transfer, in the ordinary course of business, except that Properties may be abandoned or surrendered only as provided in **Article 12**. However, without prior authorization from the Management Committee, the Manager shall not: **(i)** dispose of Assets in any one transaction having a value in excess of One Hundred Thousand Dollars (US$100,000.00); **(ii)** enter into any sales contracts or commitments for Products, except as permitted in **Section 10.2**; **(iii)** begin a liquidation of the Venture; or **(iv)** dispose of all or a substantial part of the Assets necessary to achieve the purposes of the Venture;

8.2.9 the Manager shall have the right to carry out its responsibilities hereunder through agents, Affiliates or independent contractors;

8.2.10 the Manager shall keep and maintain all required accounting and financial records pursuant to the Accounting Procedure and in accordance with generally accepted accounting procedures;

8.2.11 the Manager shall select and employ at competitive rates all supervision and labor necessary or appropriate to all Operations hereunder. All persons, contractors or consultants employed or hired hereunder, the number thereof, their hours of labor and their compensation shall be determined by the Manager;

8.2.12 the Manager shall keep the Management Committee advised of all Operations, by: **(i)** holding the periodic informal meetings as provided in **Subsection 7.3.1**; **(ii)** submitting in writing to the Management Committee, prior to the commencement of joint funding, monthly progress summaries with applicable data, including a current estimate of Project Expenditures spent, and an annual report of the previous year's Operations and upcoming year's planned Operations by each January 31 and after joint funding commences, monthly progress reports, which include statements of expenditures and comparisons of such expenditures to the adopted Budget; **(iii)** periodic summaries of data acquired; **(iv)** copies of reports concerning Operations; **(v)** a detailed final report within sixty (60) days after completion of each Program and Budget, which shall include comparisons between actual and budgeted expenditures; and **(vi)** such other reports as the Management Committee may reasonably request. At all reasonable times, the Manager shall provide the Management Committee or the representative of any Participant, upon the request of any member of the Management Committee, access to, and the right to inspect and copy, all information acquired in Operations, including but not limited to, maps, drill logs, core tests, reports, surveys, assays, analyses, production reports, operations, technical, accounting and financial records. In addition, the Manager shall allow the non-managing Participant, at its sole risk and expense, and subject to reasonable safety regulations, to inspect the Assets and Operations at all reasonable times, so long as the inspecting Participant does not unreasonably interfere with Operations;

8.2.13 the Manager shall arrange insurance coverage for the benefit of the Participants, in such amounts and of such nature as the Manager deems necessary to protect the Assets and Operations of the Venture;

8.2.14 subject to **Subsection 5.2.3.5**, the Manager shall perform or cause to be performed all assessment and other work, and shall pay all Government Fees required by Law in order to maintain in good standing all mining leases, surface leases, Claims and other tenures included within the Properties. The Manager shall have the right to perform the assessment work required hereunder pursuant to a common plan of exploration on other properties. The Manager shall not be liable on account of any determination by any court or governmental agency that the work performed by the Manager does not constitute the required annual assessment work or occupancy for the purposes of preserving or maintaining ownership of the claims, provided that the work done is pursuant to an adopted Program and Budget and is performed in accordance with the Manager's standard of care under **Section 8.3**. The Manager shall timely record and file with the appropriate governmental office any required affidavits, notices of intent to hold and other documents in proper form attesting to the payment of Government Fees and the performance of assessment work, in each case in sufficient detail to reflect compliance with the applicable requirements. The Manager shall not be liable on account of any determination by any court or governmental agency that any such document submitted by the Manager does not comply with applicable requirements, provided that such document is prepared and recorded or filed in accordance with the Manager's standard of care under **Section 8.3**;

8.2.15 if authorized by the Management Committee, the Manager may: **(i)** locate, amend or relocate any unpatented mining claim or mill site or tunnel site, **(ii)** locate any fractions resulting from such amendment or relocation, **(iii)** apply for patents or mining leases or other forms of mineral tenure for any such unpatented claims or sites, **(iv)** abandon any unpatented mining claims for the

purpose of locating mill sites or otherwise acquiring from the United States rights to the ground covered thereby, **(v)** abandon any unpatented mill sites for the purpose of locating mining claims or otherwise acquiring from the United States rights to the ground covered thereby, **(vi)** exchange with or convey to the United States any of the Properties for the purpose of acquiring rights to the ground covered thereby or other adjacent ground, and **(vii)** convert any unpatented claims or mill sites into one or more leases or other forms of mineral tenure pursuant to any federal law hereafter enacted.

8.2.16 the Manager shall prepare an Environmental Compliance plan for all Operations consistent with the requirements of any applicable Laws or contractual obligations and shall include in each Program and Budget sufficient funding to implement the Environmental Compliance plan and to satisfy the financial assurance requirements of any applicable Law or contractual obligation pertaining to Environmental Compliance. To the extent practical, the Environmental Compliance plan shall incorporate concurrent reclamation of Properties disturbed by Operations;

8.2.17 the funds that are to be deposited into the Environmental Compliance fund shall be maintained by the Manager in a separate, interest bearing cash management account, which may include, but is not limited to, money market investments and money market funds, and/or in longer term investments if approved by the Management Committee. Such funds shall be used solely for Environmental Compliance, including the committing of such funds, interests in property, insurance or bond policies, or other security to satisfy Laws regarding financial assurance for the reclamation or restoration of the Properties, and for other Environmental Compliance requirements;

8.2.18 the Manager shall undertake to perform Continuing Obligations when and as economic and appropriate, whether before or after termination of the Venture. The Manager shall have the right to delegate performance of Continuing Obligations to persons having demonstrated skill and experience in relevant disciplines. As part of each Program and Budget submittal, the manager shall specify in such Program and Budget the measures to be taken for performance of Continuing Obligations and the cost of such measures. The Manager shall keep the other Participant reasonably informed about the Manager's efforts to discharge Continuing Obligations. Authorized representatives of each Participant shall have the right from time to time to enter the Properties to inspect work directed toward satisfaction of Continuing Obligations and audit books, records, and accounts related thereto;

8.2.19 if Participating Interests are adjusted in accordance with this Agreement the Manager shall propose from time to time one or more methods for fairly allocating costs for Continuing Obligations;

8.2.20 the Manager shall undertake all other activities reasonably necessary to fulfill the foregoing.

8.3 Standard of Care. The Manager shall discharge its duties under **Section 8.2** and conduct all Operations in a good, workmanlike and efficient manner, in accordance with sound mining, environmental and other applicable industry standards and practices, and in material compliance with the terms and provisions of concessions, leases, licenses, permits, contracts and other agreements pertaining to Assets. Without limiting the Manager's standard of care in the preceding sentence, the Manager shall not be liable to the non-managing Participant for damage, loss, cost, penalty or fine to the Venture except to the extent caused by or attributable to the Manager's willful misconduct or gross negligence. The Manager shall not be in default of its duties under this Agreement, if its inability to perform results from the

failure of the non-managing Participant to perform acts or to contribute amounts required of it by this Agreement.

8.4 Resignation; Deemed Offer to Resign. The Manager may resign upon thirty (30) day's prior notice to the Management Committee, in which case the other Participant may elect to become the new Manager by notice to the Management Committee within thirty (30) days after the notice of resignation. If any of the following shall occur, the Manager shall be deemed to have offered to resign, which offer shall be accepted by the other Participant, if at all, within ninety (90) days following such deemed offer:

8.4.1 subject to **Subsection 8.1**, the Participating Interest of the Manager (inclusive of any entity claiming through the Manager as provided in **Subsection 13.2.7**) ceases to be the highest between the Participants, provided; however, that in the event the Manager transfers its Participating Interest to an Affiliate, such Affiliate shall automatically become the Manager; or

8.4.2 the Manager fails to perform a material obligation imposed upon it under this Agreement, and such failure continues for a period of sixty (60) days after notice from the other Participant demanding performance, unless the Manager in good faith disputes the existence of such a default; or

8.4.3 the Manager fails to pay the Venture's bills within ninety (90) days after they are due, unless the Manager contests such bills in good faith; or

8.4.4 the appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official is appointed for a substantial part of the Manager's assets, and such appointment is neither made ineffective nor discharged within thirty (30) days after the making thereof, or such appointment is consented to, requested by, or acquiesced in by the Manager; or

8.4.5 the Manager commences a voluntary case under any applicable bankruptcy, insolvency or similar law now or hereafter in effect; or consents to the entry of an order for relief in an involuntary case under any such law or to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator or other similar official of any substantial part of its assets; or makes a general assignment for the benefit of creditors; or takes corporate or other action in furtherance of any of the foregoing; or

8.4.6 entry is made against the Manager of a judgment, decree or order for relief affecting its ability to serve as Manager, or a substantial part of its Participating Interest or other assets by a court of competent jurisdiction in an involuntary case commenced under any applicable bankruptcy, insolvency or other similar law of any jurisdiction now or hereafter in effect.

Under **Subsections 8.4.4, 8.4.5 or 8.4.6** above, any appointment of a successor Manager shall be deemed to pre-date the event causing a deemed offer of resignation.

In the event a Participant who elects to become a successor Manager under the terms of this **Section 8.4** has a Participating Interest less than any other Participant: **(i)** the successor Manager shall, solely for purposes of voting under **Section 7.2** and only for so long as it remains Manager, be deemed to have a Participating Interest 1% greater than the Participating Interest of the Participant holding the greatest Participating Interest; and **(ii)** each Participant shall, from time to time, take all

necessary actions, including execution of appropriate agreements, to pledge and subordinate its Participating Interests, any liens it may hold which are created under this Agreement, other than those created pursuant to **Section 6.7** hereof, and any other right or interest it holds with respect to the Assets (other than any statutory lien of the Manager) to any secured borrowings for the Participant's funding of contributions to Operations approved by the Management Committee.

8.5 Payments to Manager. The Manager shall be compensated for its services and reimbursed for its costs hereunder in accordance with the Accounting Procedure set forth in **Exhibit C**.

8.6 Transactions With Affiliates. If the Manager engages Affiliates to provide services hereunder, it shall do so on terms no less favorable than would be the case with unrelated persons in arm's-length transactions.

9. PROGRAMS AND BUDGETS.

9.1 Operations Pursuant to Programs and Budgets. After any notice of commencement of joint funding pursuant to **Subsection 5.2.3.2**, Operations shall be conducted, expenses shall be incurred, and Assets shall be acquired only pursuant to a Program and Budget under **Subsection 5.2.3.2**, or subsequently, to a Program and Budget approved pursuant to **Section 9.2**. Every Program and Budget adopted pursuant to this Agreement shall provide for accrual of reasonably anticipated Environmental Compliance expenses for all operations contemplated under the Program and Budget.

9.2 Presentation of Programs and Budgets. Proposed Programs and Budgets shall be prepared by the Manager and shall be for six (6) month periods or any longer periods not to exceed one (1) year. Each adopted Program and Budget, regardless of length, shall be reviewed at least once per year at the annual meeting of the Management Committee. Notwithstanding whether a portion of a previous period's Program and Budget is being carried forward to fund activities continuing beyond the current year, at least sixty (60) days prior to the annual meeting of the Management Committee, a proposed Program and Budget for the succeeding period shall be prepared by the Manager and submitted to the Participants; provided that if the Manager shall fail to propose a Program and Budget prior to the annual meeting, the non-managing Participant may prepare and propose one for consideration by the Management Committee. Within thirty (30) days of receipt of the proposed Program and Budget, the Participants may submit written comments to the Manager detailing revisions or modifications that they would like to have made to the proposed Program and Budget. If such written comments are received, the Manager, working with the other Participant, shall seek for a period of time not to exceed fifteen (15) days to develop a revised Program and Budget acceptable to both Participants. The Manager shall submit any revised proposed Program and Budget to the Participants ten (10) days prior to the annual meeting of the Management Committee.

9.3 Adoption of Proposed Programs and Budgets. At a properly scheduled and called meeting, the Management Committee shall consider and vote on any proposed Program and Budget.

9.4 Election to Participate. By notice to the Management Committee within thirty (30) days after the final vote adopting a Program and Budget, a Participant may elect to contribute to such Program and Budget as follows:

9.4.1 in proportion to its respective Participating Interest as of the beginning of the period covered thereby; or

9.4.2 to some lesser amount than its respective Participating Interest, or not at all, in which cases its Participating Interest shall be recalculated as provided in **Section 6.2**, and such recalculated Participating Interest shall be effective the first day of the period covered by the adopted Program and Budget.

If a Participant fails to provide notice to the Management Committee under this **Section 9.4**, the Participant will be deemed to have elected to contribute to such Program and Budget in proportion to its Participating Interest at the beginning of such Program and Budget period.

9.5 Amendments. The Manager may propose amendments ("Amendments") to any currently approved Program and Budget from time to time prior to incurring costs under such Amendment. In such event, the Participants shall have fifteen (15) days after the proposal of an Amendment in which to submit to the Management Committee one of the responses set forth in **Subsections 9.4.1 or 9.4.2** above (substituting "Amendment" for "Program and Budget" in each case). If a Participant fails to give any of the foregoing responses within the allotted time, the failure shall be deemed to be an approval by that Participant of the Manager's proposed Amendment. If a Participant makes a timely submission to the Management Committee proposing modifications to or rejecting the proposed Amendment, then the Management Committee shall seek to develop an Amendment reasonably acceptable to both Participants. If the Participants have failed to agree on an Amendment within twenty (20) days after its proposal by the Manager, the Amendment as approved by the Participant with the majority Participating Interest or the Manager (if the Participating Interests are then 50/50) shall be deemed approved by both Participants and the Management Committee.

9.6 Budget Overruns; Program Changes. The Manager shall immediately notify the Management Committee of any material departure from an adopted Program and Budget. If the Manager exceeds the total of an adopted Budget by more than ten percent (10%), then the excess over ten percent (10%), unless directly caused by an emergency or unexpected expenditure made pursuant to **Section 9.7**, or authorized or ratified by the Management Committee, shall be for the sole account of the Manager and such excess shall not be included in the calculations of the Participating Interests. Budget overruns of ten percent (10%) or less shall be borne by the Participants in proportion to their respective Participating Interests as of the time the overrun occurs.

9.7 Emergency Expenditures. In case of emergency, the Manager may take any action it deems necessary to protect life, limb or property, to protect the Assets or to comply with law or government regulation. The Manager may also make reasonable expenditures on behalf of the Participants for unexpected events that are beyond its reasonable control. In the case of an emergency or unexpected expenditure, the Manager shall promptly notify the Participants of the expenditure, and the Manager shall be reimbursed therefor by the Participants in proportion to their respective Participating Interests at the time the emergency or unexpected expenditure is incurred.

9.8 Monthly Statements. After commencement of joint funding, the Manager shall submit to the Management Committee monthly statements of account reflecting in reasonable detail the charges and credits to the Joint Account.

9.9 Cash Calls. On the basis of adopted Programs and Budgets, the Manager shall submit to each Participant, prior to the fifteenth (15th) day of each month, a billing for estimated cash and Environmental Compliance fund requirements for the next month. Within fifteen (15) days

after receipt of each billing, or a billing made pursuant to **Sections 9.7 or 11.4**, each Participant shall advance to the Manager for the benefit of the Venture its proportionate share of the estimated amount. Time is of the essence of payment of such billings. The Manager shall at all times maintain a cash balance approximately equal to the rate of disbursement for up to two (2) months. After a decision has been made to begin Development, all funds in excess of immediate cash requirements shall be invested in interest-bearing accounts for the benefit of the Joint Account.

9.10 Failure to Meet Cash Calls. A Participant that fails to meet cash calls in the amount and at the times specified in **Section 9.9** shall be in default, and the amounts of the defaulted cash call shall bear interest from the date due at an annual rate equal to five (5) percentage points over the prime rate in effect from time to time for demand, commercial loans quoted by JP Morgan Chase (or any successor financial institution) at its main branch in New York City, New York, U.S.A. to its most credit-worthy customers or the maximum interest rate permitted by law, if less than this. Such interest shall accrue to the benefit of and be payable to the non-defaulting Participant, but shall not be deemed as amounts contributed by the non-defaulting Participant in the event dilution occurs in accordance with **Article 6**. The non-defaulting Participant shall have those rights, remedies and elections specified in **Section 6.3**, as well as any other rights and remedies available to it by Law.

9.11 Audits. Upon request of any Participant made within twelve (12) months following the end of any calendar year (or, if the Management Committee has adopted an accounting period other than the calendar year, within twelve (12) months after the end of such period), the Manager shall order an audit of the accounting and financial records for such calendar year (or other accounting period). All exceptions to the audit and claims upon the Manager for discrepancies disclosed by such audit shall be made in writing not later than three (3) months after receipt of the audit report by the Participant that requested the audit. A Participant's failure to make such exceptions or claims within the three (3) month period shall **(i)** mean that the audit is deemed correct and binding upon the Participants and **(ii)** result in a waiver by the non-managing Participant of any right to make claims upon the Manager for discrepancies disclosed by the audit. The audits shall be conducted by a national firm of certified public/chartered accountants selected by the Manager, unless otherwise agreed by the Management Committee. In addition each Participant shall have the right to conduct an independent audit of all books, records and accounts, at the expense of the requesting Participant, and which audit right will be limited to the period not more than twelve (12) months prior to the calendar year in which the audit is conducted. All exceptions to and claims upon the Manager for discrepancies disclosed by such audit shall be made in writing within three (3) months after completion or delivery of such audit, or they shall be deemed waived.

9.12 Project Financing. If the Management Committee decides to seek Project Financing for Development and Mining Operations on the Properties, each Participant shall, at its own cost, cooperate in seeking to obtain Project Financing for the Mine; provided, however, that all fees, charges and costs (including attorneys and technical consultants fees and arrangement fees) paid to the Project Financing lenders shall be borne by the Participants in proportion to their Participating Interests, unless such fees are capitalized as a part of the Project Financing, or unless PNGC timely elects the Financing Option described in **Section 5.2.3.3**.

10. DISPOSITION OF PRODUCTION.

10.1 Taking In Kind. Except to the extent restricted by the terms of any Project Financing, each Participant shall take in kind or separately dispose of its share of all Products in accordance with its Participating Interest. Any extra expenditure incurred in the taking in kind or separate disposition by any Participant of its proportionate share of Products shall be borne by such Participant. Nothing in this Agreement shall be construed as providing, directly or indirectly, for any joint or cooperative marketing or selling of Products or permitting the processing of Products of anyone other than the Participants at any processing facilities constructed by the Participants pursuant to this Agreement. The Manager shall give the Participants notice at least ten (10) days in advance of the delivery location and date upon which their respective shares of Products will be available. If a Participant either **(a)** elects not to contribute to a Program and Budget as provided in **Section 6.2**, **(b)** fails to contribute to an adopted Program and Budget that provides for cash contributions for operating costs, or **(c)** fails to make required cash calls for operating costs pursuant to **Section 9.9**, then the Manager may sell that Participant's share of Products and apply the proceeds from such sales to pay that Participant's share of such operating costs. Any balance remaining from the noncontributing Participant's share of the proceeds from such sales shall be remitted to that Participant. In the event of such a sale by the Manager on behalf of a noncontributing Participant, that Participant's Participating Interest shall not be reduced pursuant to **Section 6.2** or **6.3**, unless and only to the extent that the proceeds from such sales are insufficient to pay that Participant's share of operating costs. For purposes of this **Section 10.1**, "operating costs" shall not include any capital expenditures, other than replacement capital costs. Notwithstanding any of the provisions of this **Section 10.1** to the contrary, PNGC shall have no right to take its share of Products in kind if it has exercised the PNCG Carry Option, until such time as NWG has recovered the PNGC Loan, plus interest and costs as set forth in **Subsection 5.2.3.3**, in full.

10.2 Failure of Participant to Take in Kind. If a Participant fails to take its share of Products in kind, the Manager may, but is not obligated, to sell such share on behalf of that Participant at not less than the prevailing market price in the area for a period of time consistent with the minimum needs of the industry, but not to exceed one (1) year from the date of notice under **Section 10.1**. Subject to the terms of any such contracts of sale then outstanding, during any period that the Manager is selling a Participant's share of production, the Participant may elect by notice to the Manager to take in kind. The Manager shall be entitled to deduct from proceeds of any sale by it for the account of a Participant reasonable expenses incurred in such a sale.

10.3 Hedging. Neither Participant shall have any obligation to account to the other Participant for, nor have any interest or right of participation in any profits or proceeds, nor have any obligation to share in any losses from, future contracts, forward sales, trading inputs, calls, options or any similar hedging, price protection or marketing mechanism employed by a Participant with respect to its proportionate share of any Products produced or to be produced from the Properties.

11. WITHDRAWAL AND TERMINATION.

11.1 Termination by Agreement. The Participants may terminate the Venture at any time by written agreement.

11.2 Termination Where No Program Proposed. The Participants agree that, if neither Participant proposes a Program and Budget for a period of two (2) consecutive years after notice of commencement of joint funding pursuant to **Subsection 5.2.3.2**, then the Venture shall terminate.

11.3 Withdrawal and Termination by NWG Prior to Completion of Phase-I Earn-In. At any time prior to completion of the Phase-I Earn-In, NWG may withdraw from the Venture for any reason, as described in **Section 5.2.1.5**, upon thirty (30) days prior written notice to the other Participant, provided that NWG shall pay any Government Fees, property taxes, or other payments to hold the Properties, which come due within sixty (60) days after delivering such notice of withdrawal. Upon such withdrawal, subject to PNGC's rights under **Section 5.2.1.4(a)** above, the Venture shall terminate and NWG's Participating Interest in the PNGC Claims shall revert to PNGC and the NWG Properties shall revert to NWG (except for the NWG Claims, which NWG shall quitclaim to PNGC), and all remaining assets of the Venture shall be distributed pursuant to **Section 11.6**. Upon such withdrawal, NWG's Capital Account shall be transferred automatically to PNGC.

11.4 Withdrawal and Termination Following Completion of Phase-I Earn-In. After the completion of the Phase-I Earn-In, either Participant may elect to withdraw as a Participant from the Venture upon the latter of sixty (60) days' notice, or the end of the then current Program and Budget, if applicable. Upon such withdrawal, the Venture shall terminate, and the withdrawing Participant shall be deemed to have transferred all of its Participating Interest to the remaining Participant, without cost and free and clear of all Encumbrances arising by, through or under such withdrawing Participant, except those Encumbrances referred to in **Sections 2.1.2.1** or **2.1.3.3** and those which the Management Committee has approved after the Effective Date of this Agreement. Any withdrawal under this **Section 11.4** shall not relieve the withdrawing Participant of its share of liabilities to third parties (whether such accrues before or after such withdrawal) arising out of Operations conducted prior to such withdrawal. For purposes of this **Section 11.4**, the withdrawing Participant's share of such liabilities shall be equal to its Participating Interest at the time that the act or omission giving rise to such liability occurred. Upon such withdrawal, the withdrawing Participant's Capital Account shall be transferred automatically to the non-withdrawing Participant.

11.5 Continuing Obligations. On termination of the Venture, the Participants shall remain liable for Continuing Obligations, including Environmental Liabilities, until final settlement of all accounts and for any liability, whether it accrues before or after termination, if it arises out of Operations during the term of the Agreement. For purposes of this **Section 11.5**, a Participant's share of such liabilities shall be equal to its Participating Interest at the time that the act or omission giving rise to such liability occurred.

11.6 Disposition of Assets on Termination. Promptly after termination under **Sections 11.1, 11.2, 11.3 or 11.4**, the Manager shall take all action necessary to wind up the activities of the Venture and to dispose of or distribute the Assets, and all costs and expenses incurred in connection with the termination of the Venture shall be expenses chargeable to the Venture.

11.7 Right to Data After Termination. After termination of the Venture under **Section 11.1**, each Participant shall be entitled to copies of all information acquired hereunder as of the date of termination and not previously furnished to it, but a terminating or withdrawing Participant shall not be entitled to any such copies after any other termination or withdrawal.

11.8 Non-Compete Covenants. A Participant that withdraws or is deemed to have withdrawn from this Agreement shall not directly or indirectly acquire any interest in property within the Area of Interest for two (2) years after the effective date of withdrawal; provided, however, that such restriction shall not apply to any interests that NWG or its Affiliates may acquire within the exterior boundaries of the NWG Properties, or that PNGC or its Affiliates may acquire within the exterior boundaries of the PNGC Claims, in the event that this Agreement is terminated because (a) NWG fails or elects not to complete the Phase-I Earn-In or (b) PNGC fails or elects not to complete the required amount of Project Expenditures to earn a 65% Participating Interest as set forth in **Section 5.2.1.4(a)**. If the withdrawing Participant, or the Affiliate of a withdrawing Participant, breaches this **Section 11.8**, such Participant or Affiliate shall be obligated to offer to convey to the non-withdrawing Participant, without cost, any such property or interest so acquired. Such offer shall be made in writing and can be accepted by the non-withdrawing Participant at any time within forty-five (45) days after it is received by such non-withdrawing Participant.

11.9 Continuing Authority. On termination of the Venture under **Sections 11.1, 11.2, 11.3 or 11.4**, the Participant which was the Manager prior to such termination or withdrawal (or the other Participant in the event of a withdrawal by the Manager) shall have the power and authority to do all things on behalf of both Participants which are reasonably necessary or convenient to:

11.9.1 wind-up Operations; and

11.9.2 complete any transaction and satisfy any obligation, unfinished or unsatisfied, at the time of such termination or withdrawal, if the transaction or obligation arises out of Operations prior to such termination or withdrawal. The Manager shall have the power and authority to grant or receive extensions of time or change the method of payment of an already existing liability or obligation, prosecute and defend actions on behalf of both Participants and the Venture, encumber Assets, and take any other reasonable action in any matter with respect to which the former Participants continue to have, or appear or alleged to have, a common interest or a common liability.

11.10 Survival of Ingress and Egress After Termination. After termination of the Venture, the Participants shall continue to have rights of ingress and egress to the Properties for purposes of ensuring Environmental Compliance.

11.11 Tax Matters. Any termination of this Agreement shall not affect the continuing application of **Exhibit D**.

12. ABANDONMENT AND SURRENDER OF PROPERTIES. The Management Committee may authorize the Manager to surrender or abandon some or all of the Properties. If the Management Committee authorizes any such surrender or abandonment over the objection of a Participant, the Participant that desires to abandon or surrender shall convey to the objecting Participant, by deed, assignment, or appropriate document, and without cost to the objecting Participant, all of the surrendering Participant's interest in the property to be abandoned or surrendered, free and clear of all Encumbrances arising by, through or under the surrendering Participant (other than those set forth in **Exhibit A** or otherwise agreed to by the Participants in writing), and the abandoned or surrendered property shall cease to be part of the Properties. The objecting Participant shall assume in writing all responsibility and liabilities, including but not limited to Environmental Liabilities, with regard to the surrendered or abandoned property.

13. TRANSFER OF INTEREST.

13.1 General. A Participant shall have the right to transfer to any third party all or any part of its interest in or to this Agreement, its Participating Interest, or the Assets solely as provided in this **Article 13**. For the purposes of this **Article 13** the word transfer shall mean to convey, sell, assign, grant an option, create an Encumbrance or in any manner transfer or alienate, but excluding and excepting alienation done for the purposes of obtaining financing pursuant to **Section 13.5**.

13.2 Limitations on Free Transferability. The transfer right of a Participant in **Section 13.1** shall be subject to the following terms and conditions:

13.2.1 no Participant shall transfer any interest in this Agreement or the Assets (including but not limited to any royalty, profits or other interest in the Products) except by transfer of part or all of a Participating Interest;

13.2.2 no transferee of all or part of any Participating Interest shall have the rights of a Participant unless and until the transferring Participant has provided to the other Participant notice of the transfer, and the transferee, as of the effective date of the transfer, has committed in writing to be bound by this Agreement to the same extent and nature as the transferring Participant;

13.2.3 no transfer permitted by this **Article 13** shall relieve the transferring Participant of its share of any liability (including without limitation Environmental Liabilities), whether accruing before or after such transfer, which arises out of Operations conducted prior to such transfer;

13.2.4 neither Participant, without the consent of the other, shall make a transfer that would violate any Law, or result in the cancellation of any permits, licenses, or other similar authorizations;

13.2.5 the transferring Participant and the transferee shall bear all tax consequences of the transfer;

13.2.6 such transfer shall be subject to a preemptive right in the other Participant as provided in **Section 13.3**;

13.2.7 in the event of a transfer of less than all of a Participating Interest, the transferring Participant and its transferee shall act and be treated as one Participant, and in such event in order for the transfer to be effective, the transferring Participant and its transferee shall provide written notice to the non-transferring Participant designating a sole authorized agent to act on behalf of their collective Participating Interest. Such notice shall provide that **(i)** the agent has the sole authority to act on behalf of, and to bind the transferring Participant and its transferee on all matters pertaining to this Agreement or the Venture, **(ii)** the notified Participant may rely on all decisions of, notices and other communications from, and failures to respond by, the agent, as if given (or not given) by the transferring Participant and its transferee; and **(iii)** all decisions of, notices and other communications from, and failures to respond by, the notified Participant to the agent shall be deemed to have been given (or not given) to the transferring Participant and its transferee;

13.2.8 prior to Phase-I Earn-In, NWG may not assign its rights under this Agreement to any party, other than an Affiliate, without the prior consent of PNGC, such consent not to be unreasonably withheld or delayed.

13.3 Preemptive Right. Except as otherwise provided in **Section 13.4**, if a Participant desires to transfer all or any part of its Participating Interest or any royalty, or an Affiliate desires to transfer control of a Participant, the other Participant shall have a preemptive right as provided in this **Section 13.3**.

13.3.1 If either Participant intends to transfer all or any part of its Participating Interest or any Net Smelter Returns, or an Affiliate of either Participant intends to transfer Control of such Participant, the transferring Participant or Affiliate ("Transferring Entity") shall promptly notify the other Participant of its intentions. The notice shall state the price and all other pertinent terms and conditions of the intended transfer, and shall be accompanied by a copy of the offer or contract for sale. If the consideration for the intended transfer is, in whole or in part, other than monetary, the notice shall describe such consideration and its monetary fair market value in United States currency. The other Participant shall have thirty (30) days from the date such notice is delivered to notify the Transferring Entity whether it elects to acquire the offered interest at the same price (or its monetary equivalent) and on the same terms and conditions as set forth in the notice. If it does so elect, the transfer shall be consummated promptly, but in no event more than thirty (30) days, after notice of such election is delivered to the Transferring Entity.

13.3.2 If the other Participant fails to so elect within the period provided for in **Subsection 13.3.1**, the Transferring Entity shall have ninety (90) days following the expiration of such period to consummate the transfer to a third party at a price and on terms no less favorable to the Transferring Entity than those set forth in the notice required in **Subsection 13.3.1**.

13.3.3 If the Transferring Entity fails to consummate the transfer to a third party within the period set forth in **Subsection 13.3.2**, the preemptive right of the other Participant in such offered interest shall be deemed to be revived. Any subsequent proposal to transfer such interest shall be conducted in accordance with all of the procedures set forth in this **Section 13.3**.

13.4 Exceptions to Preemptive Right. **Section 13.3** shall not apply to:

13.4.1 the transfer by either Participant of all or any part of its Participating Interest to an Affiliate;

13.4.2 incorporation of either Participant, or corporate consolidation or reorganization of either Participant by which the surviving entity shall possess substantially all of the stock or all of the property rights and interests, and be subject to substantially all of the liabilities and obligations of that Participant;

13.4.3 corporate merger or amalgamation involving either Participant by which the surviving entity or amalgamated company shall possess all of the stock or all of the property rights and interests, and be subject to substantially all of the liabilities and obligations of that Participant; provided, however, that the value of the merging or amalgamating Participant's interest in the Assets, evidenced by its Initial Contribution and all subsequent contributions under approved Programs and Budgets, does not exceed fifty percent (50%) of the Net Worth of the surviving entity or amalgamated company prior to such merger or amalgamation;

13.4.4 the transfer of Control of either Participant by an Affiliate to such Participant or to another Affiliate;

13.4.5 the creation by any Affiliate of either Participant of an Encumbrance affecting its Control of such Participant;

13.4.6 a sale or other commitment or disposition of Products or proceeds from sale of Products by either Participant upon distribution to it pursuant to **Article 10**; or

13.4.7 a transfer by an Affiliate of either Participant of Control of such Participant to a third party, provided such Participant's interest in the Assets, as evidenced by its Initial Contribution and all subsequent contributions under approved Programs and Budgets, does not exceed fifty percent (50%) of the Net Worth of the transferring Affiliate, or does not exceed fifty percent (50%) of the Net Worth of Transferee. For purposes hereof, the term "Net Worth" shall mean the remainder after total liabilities are deducted from total assets, prior to the acquisition of Control of the Participant in question. In the case of a corporation, Net Worth includes both capital stock and surplus. In the case of a limited liability company, Net Worth includes member contributions. In the case of a partnership or sole proprietorship, Net Worth includes the original investment plus accumulated and reinvested profits.

13.5 Encumbrances. Neither Participant shall pledge, mortgage, or otherwise create an Encumbrance on its interest in this Agreement or the Assets except for the purpose of securing Project Financing relating to the Properties, including its share of funds for Development or Mining costs. The right of a Participant to grant such an Encumbrance shall be subject to the condition that the holder of the Encumbrance ("Chargee") first enter into a written agreement with the other Participant, in a form acceptable to that Participant, acting reasonably, which provides:

13.5.1 the Chargee shall not enter into possession or institute any proceedings for foreclosure or partition of the encumbering Participant's Participating Interest and that such Encumbrance shall be subject to the provisions of this Agreement;

13.5.2 the Chargee's remedies under the Encumbrance shall be limited to the sale of the whole (but only of the whole) of the encumbering Participant's Participating Interest to the other Participant, or, failing such a sale, at a public auction to be held at least forty-five (45) days after prior notice to the other Participant, such sale to be subject to the purchaser entering into a written agreement with the other Participant whereby such purchaser assumes all obligations of the encumbering Participant under the terms of this Agreement. The price of any preemptive sale to the other Participant shall be the remaining principal amount of the loan plus accrued interest and related expenses, and such preemptive sale shall occur within sixty (60) days of the Chargee's notice to the other Participant of its intent to sell the encumbering Participant's Participating Interest. Failure of a sale to the other Participant to close by the end of such period, unless failure is caused by the encumbering Participant or by the Chargee, shall permit the Chargee to sell the encumbering Participant's Participating Interest at a public sale; and

13.5.3 the charge shall be subordinate to any then-existing debt, including Project Financing previously approved by the Management Committee, encumbering the transferring Participant's Participating Interest.

14. ACQUISITION WITHIN AREA OF INTEREST.

14.1 General. Any interest or right to acquire any interest in real property within the Area of Interest, including any surface rights or water rights related thereto or a royalty interest, acquired while this Agreement is in effect by or on behalf of a Participant or any Affiliate shall be subject to the terms and provisions of this Agreement. This Section shall apply to any property previously abandoned under **Article 12**.

14.2 Notice to Non-Acquiring Participant. Within ten (10) days after the acquisition of any interest or the right to acquire any interest in real property or water rights wholly or partially within the Area of Interest (except real property acquired by the Manager pursuant to a Program), the acquiring Participant shall notify the other Participant of such acquisition by it or its Affiliate. If the acquisition of any interest pertains to real property or water rights partially within the Area of Interest, then all property subject to the acquisition shall be subject to **Article 14**. The acquiring Participant's notice shall describe in detail the acquisition, the lands and minerals covered thereby, the costs thereof, and the reasons why the acquiring Participant believes that the acquisition is in the best interests of the Participants under this Agreement. In addition to such notice, the acquiring Participant shall make any and all information concerning the acquired interest available for inspection by the other Participant. Notwithstanding the foregoing, any acquisition within the Area of Interest by PNGC prior to the commencement of joint funding shall require the prior written consent of NWG, such consent not to be unreasonably withheld.

14.3 Option Exercise. If, within thirty (30) days after receiving the acquiring Participant's notice, the other Participant notifies the acquiring Participant of its election to accept a proportionate interest in the acquired interest equal to its Participating Interest, the acquiring Participant shall convey to the other Participant such a proportionate undivided interest therein, free and clear of all Encumbrances arising by, through or under the acquiring Participant or its Affiliate. The acquired interest shall become a part of the Properties for all purposes of this Agreement immediately upon the notice of such other Participant's election to accept the proportionate interest therein. Such other Participant shall promptly pay to the acquiring Participant a proportionate share of the letter's actual out-of-pocket acquisition costs equal to such other Participant's Participating Interest. Provided, however, in the event of any acquisition by NWG within the Area of Interest prior to the commencement of joint funding, all out-of-pocket acquisition costs shall be borne by NWG and credited toward NWG's Initial Contribution as Project Expenditures.

14.4 Option Not Exercised. If the other Participant does not give notice within the thirty (30) day period set forth in **Section 14.3**, it shall have no interest in the acquired interest, and the acquired interest shall not be a part of the Properties or be subject to this Agreement.

15. GENERAL PROVISIONS.

15.1 Notices. All notices, payments and other required communications ("Notice" or "Notices") to the Participants shall be in writing, and shall be given **(i)** by personal delivery to the Participant, or **(ii)** by electronic communication, with a confirmation sent by registered or certified mail, return receipt requested, or **(iii)** by registered or certified mail, return receipt requested. All Notices shall be effective and shall be deemed delivered **(i)** if by personal delivery on the date of delivery, **(ii)** if by electronic communication on the date of receipt of the electronic communication, and **(iii)** if solely by mail on the day delivered as shown on the actual receipt. A Participant may change its address from time-to-time by Notice to the other Participant.

Notice to NWG shall be sent to:

NewWest Gold USA Inc.
1658 Cole Boulevard
Building No. 6, Suite 210
Lakewood, Colorado 80401

Notice to PNGC shall be sent to:

Pittston Nevada Gold Company
940 Matley Lane
Suite 17
Reno, Nevada 89502

15.2 Waiver. The failure of a Participant to insist on the strict performance of any provision of this Agreement or to exercise any right, power or remedy upon a breach hereof shall not constitute a waiver of any provision of this Agreement or limit the Participant's right thereafter to enforce any provision or exercise any right.

15.3 Modification. No modification of this Agreement shall be valid unless made in writing and duly executed by the Participants.

15.4 Force Majeure. The obligations of a Participant, other than the payment of money provided hereunder, shall be suspended to the extent and for the period that performance is prevented or delayed by any cause, whether foreseeable or unforeseeable, beyond its reasonable control, including, without limitation, labor disputes (however arising and whether or not employee demands are reasonable or within the power of the Participant to grant); acts of God; Laws, or requests of any government or governmental entity; judgments or orders of any court; inability to obtain on reasonably acceptable terms any public or private license, permit or other authorization; curtailment or suspension of activities to remedy or avoid an actual or alleged, present or prospective violation of Environmental Laws; action or inaction by any governmental entity that delays or prevents the issuance or granting of any approval or authorization required to conduct Operations; acts of war or conditions arising out of or attributable to war, whether declared or undeclared; riot, civil strife, insurrection or rebellion; fire, explosion, earthquake, storm, flood, sink holes, drought or other adverse weather condition; delay or failure by suppliers or transporters of materials, parts, supplies, services or equipment or by contractors' or subcontractors' shortage of, or inability to obtain, labor, transportation, materials, machinery, equipment (including without limitation drilling rigs), supplies, utilities or services; accidents; breakdown of equipment, machinery or facilities; actions by citizen groups, including but not limited to environmental organizations or native rights groups; or any other cause whether similar or dissimilar to the foregoing. In the event NWG submits, but fails to receive approval of a plan of operations for Exploration Operations from the Bureau of Land Management ('BLM") prior to June 30, 2007, NWG may declare a force majeure event, and the Phase-I Earn-In Period shall be extended by the period of force majeure. In the event of force majeure, the affected Participant shall promptly give notice to the other Participant of the suspension of performance, stating therein the nature of the suspension, the reasons therefore. Immediately upon the cessation of force majeure, the affected Participant shall notify the other Participants in writing and shall take steps to recommence and/or continue the performance that was suspended as soon as

reasonably possible. The affected Participant shall resume performance as soon as reasonably possible. During the period of suspension, the obligations of the Participants to advance funds pursuant to **Section 9.9** shall be reduced to levels consistent with Operations.

15.5 Survival of Terms and Conditions. The provisions of this Agreement shall survive the transfer of any interests in the Assets under this Agreement or the termination of the Venture to the full extent necessary for their enforcement and the protection of the Participant in whose favor they run.

15.6 Confidentiality and Public Statements.

15.6.1 Except for recording of a Memorandum of Agreement pursuant to **Section 15.18** and as otherwise provided in this **Section 15.6**, the terms and conditions of this Agreement, and all data, reports, records, and other information of any kind whatsoever developed or acquired by any Participant in connection with this Venture shall be treated by the Participants as confidential (hereinafter called "Confidential Information") and no Participant shall reveal or otherwise disclose such Confidential Information to third parties without the prior written consent of the other Participant. Confidential Information that is available or that becomes available in the public domain, other than through a breach of this provision by a Participant, shall no longer be treated as Confidential Information.

15.6.2 The foregoing restrictions shall not apply to the disclosure of Confidential Information to any Affiliate, to any public or private financing agency or institution, to any contractors or subcontractors which the Participants may engage and to employees and consultants of the Participants or to any third party to which a Participant contemplates the transfer, sale, assignment, Encumbrance or other disposition of all or part of its Participating Interest pursuant to **Article 13**; provided, however, that in any such case only such Confidential Information as such third party shall have a legitimate business need to know shall be disclosed and the person or company to whom disclosure is made shall first undertake in writing to protect the confidential nature of such information at least to the same extent as the parties are obligated under this **Section 15.6**.

15.6.3 In the event that a Participant is required to disclose Confidential Information to any government, any court, agency or department thereof, any stock exchange, or to the public, to the extent required by applicable law, rule or regulation, stock exchange rule, or in response to a legitimate request for such Confidential Information, the Participant so required shall immediately notify the other Participants hereto of such requirement and the terms thereof, and the proposed form and content of the disclosure prior to such submission. The other Participant shall have the right to review and comment upon the form and content of the disclosure and to object to such disclosure to the court, agency, exchange or department concerned, and to seek confidential treatment of any Confidential Information to be disclosed on such terms as such Participant shall, in its sole discretion, determine.

15.6.4 The provisions of this **Section 15.6** shall apply during the term of this Agreement and shall continue to apply to any Participant which forfeits, surrenders, assigns, transfers or otherwise disposes of its Participating Interest.

15.6.5 A Participant shall not issue any press release relating to the Properties or this Agreement except upon giving the other Participant three (3) days advance written notice of the contents thereof, and the Participant proposing such release shall make any reasonable

changes to such proposed press release as may be timely requested by the non-issuing Participant, provided, however, the Participant proposing such press release may include in any press release without notice any information previously reported by that Participant. A Participant shall not, without the consent of the other Participant, issue any press release that implies or infers that the non-issuing Participant endorses or joins the issuing Participant in statements or representations contained in any press release.

15.6.6 Where either Participant or any Affiliate of either Participant (collectively, the "Discloser") is required by National Instrument 43-101 *Standards of Disclosure for Mineral Projects* as amended from time to time ("NI 43-101") to file a Technical Report with respect to the Properties:

15.6.6.1 neither the non-disclosing Participant nor its Affiliates shall have any obligation to the Discloser to prepare or provide the Technical Report or any part thereof, or to provide or make available a Qualified Person to the Discloser;

15.6.6.2 the Discloser shall not designate the other Participant or any associate, Affiliate or employee of or retained by the other Participant, or any Qualified Person of the other Participant, as the Qualified Person of the Discloser, without the prior written consent of the other Participant;

15.6.6.3 the Discloser shall be responsible for the cost of preparing or providing the Technical Report;

15.6.6.4 the non-disclosing Participant shall be entitled to access to all pertinent information related to that portion of the Technical Report pertaining to the Properties and shall be afforded a reasonable opportunity to review and require changes to that portion of the Technical Report prior to the filing of the Technical Report with applicable regulatory authorities; and

15.6.6.5 where one Participant is the Discloser and the other Participant obtains information subsequent to the filing of the Technical Report which renders the Technical Report inaccurate, the Discloser shall at the non-disclosing Participant's request disseminate such information in a manner which satisfies the Discloser's obligations under applicable securities laws, and if the Discloser fails to do so then the non-disclosing Participant shall have the right (but not the obligation) to do so on the Discloser's behalf.

15.7 Entire Agreement; Successors and Assigns. This Agreement contains the entire understanding of the Participants and supersedes all prior agreements and understandings, whether written or oral, between the Participants relating to the subject matter hereof, with respect to the Assets subject hereto, and any and all other prior negotiations, representations, offers or understandings between PNGC and NWG relating to the Properties, whether written or oral. This Agreement and the obligations and rights created herein shall be binding upon and inure to the benefit of the respective successors and permitted assigns of the Participants.

15.8 Dispute Resolution. The Participants agree that any dispute arising under this Agreement shall initially be subject to the informal dispute resolution procedure set forth in this **Section 15.8**. The Participant asserting the existence of a dispute as to the interpretation of any provision of this Agreement or the performance by the other Participant of any of its

obligations hereunder shall notify the other Participant of the nature of the asserted dispute. Within seven (7) business days after receipt of such notice, Stephen Alfers (for NWG) and Ronald Parratt (for PNGC), or their designated successors, shall arrange for a personal or telephone conference in which they use good faith efforts to resolve such dispute. If those individuals are unable to resolve the dispute, either Participant may proceed with any legal or equitable remedy available to it; provided, however, that the Participants agree that any statement made as to the subject matter of the dispute in any of the conferences referred to in this **Section 15.8** shall not be used in any legal proceeding against the Participant that made such statement. Disputes resulting from, arising out of, or in connection with this Agreement or the construction or enforcement thereof that are not resolved pursuant to the procedures set forth above may be resolved by a court of competent jurisdiction. In any litigation between the Participants or any person claiming under them, resulting from, arising out of, or in connection with this Agreement or the construction or enforcement thereof, the substantially prevailing party shall be entitled to recover all reasonable costs, expenses, legal and expert witness fees and other costs of suit incurred by it in connection with such litigation, including such costs, expenses and fees incurred prior to the commencement of the litigation, in connection with any appeals, and in collecting or otherwise enforcing any final judgment entered therein. If a party substantially prevails on some aspects of such action, but not on others, the court may apportion any award of costs and legal fees in such manner as it deems equitable.

15.9 Remedies. Each of the Participants agrees that its failure to comply with the covenants and restrictions set out in **Article 13** would constitute an injury and damage to the other Participant impossible to measure monetarily and, in the event of any such failure, the other Participant shall, in addition and without prejudice to any other rights and remedies at law or in equity, be entitled to injunctive relief restraining, enjoining or specifically enforcing any acquisition, sale, transfer, charge or Encumbrance save in accordance with or as required by the provisions **of Article 13**. Any Participant intending to breach the provisions of **Article 13** hereby waives any defense it might have in law or in equity to such injunctive or other equitable relief. A Participant shall be entitled to seek injunctive relief in any court of competent jurisdiction in the event of a Participant's failure or threat of a failure to comply with the covenants and restrictions set out in **Article 13**. In addition, to the extent either Participant is obligated under the terms and conditions of this Agreement to convey any interest in real property to the other Participant, or to execute documents perfecting one Participant's security interest in the other Participant's Participating Interest, the Participant to whom the conveyances or documents are to be delivered shall have the right to pursue whatever legal and equitable remedies are available to it in the event of a failure to perform those obligations, including specific performance.

15.10 Further Assurances. Each Participant shall take, from time to time and without additional consideration, such further actions and execute such additional instruments as may be reasonably necessary or convenient to implement and carry out the intent and purpose of this Agreement and minimize adverse tax consequences on the Participants.

15.11 Headings. The headings to the Sections of this Agreement and the Exhibits are inserted for convenience only and shall not affect the construction hereof.

15.12 Currency. All dollar amounts expressed herein refer to lawful currency of the United States of America.

15.13 Severability. If any provision of this Agreement is or shall become illegal, invalid, or unenforceable, in whole or in part, the remaining provisions shall nevertheless be and remain

valid and enforceable and the said remaining provisions shall be construed as if this Agreement had been executed without the illegal, invalid, or unenforceable portion.

15.14 Taxes. Each Participant shall be directly responsible for and shall directly pay all taxes applicable to revenues received by the Participant through Operations under this Agreement. In particular, each Participant shall individually file its tax returns with the proper authorities and independently file claims for and recover any income tax credits. A Participant's decisions with respect to such tax matters shall not have any binding effect on the course of actions taken by the other Participant. All costs of Operations incurred hereunder shall be for the account of the Participant or Participants making or incurring the same, if more than one then in proportion to their respective Participating Interests, and each Participant on whose behalf any costs have been so incurred shall be entitled to claim all tax benefits, write-offs and deductions with respect thereto.

15.15 Rule Against Perpetuities. The Participants do not intend that there be any violation of the rule of perpetuities, the rule against unreasonable restraints or the alienation of property, or any similar rule. Accordingly, if any right or option to acquire any interest in the Properties, in a Participating Interest, in the Assets, or in any real property exists under this Agreement, such right or option must be exercised, if at all, so as to vest such interest within time periods permitted by applicable rules. If, however, such violation should inadvertently occur, the Participants hereby agree that a court shall reform that provision in such a way as to approximate most closely the intent of the Participants within the limits permissible under such rules.

15.16 Partition. Each of the parties waives, during the term of this Agreement, any right to partition of the Assets or any part thereof and no party shall seek or be entitled to partition of the Properties or other Assets whether by way of physical partition, judicial sale or otherwise during the term of this Agreement.

15.17 Governing Law. This Agreement shall be construed and governed by the laws of the State of Nevada, without regard to its rules as to conflicts of law.

15.18 Memorandum of Agreement. After execution of this Agreement, the Manager shall record in the official records of the applicable jurisdiction where the Properties are located, a Memorandum in the form of **Exhibit G**. Unless both Participants otherwise agree in writing, this Agreement shall not be recorded.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

NewWest Gold USA Inc.
a Delaware corporation

By: ____________________
Name: Stephen D. Alfers
Title: President

Pittston Nevada Gold Company,
a Nevada limited liability company

By: AuEx, Inc.,
a Nevada corporation,
as its sole member and Manager

By: ____________________
Name: Ronald Parratt
Title: President

EXHIBIT A
(to Venture Agreement)

PROPERTIES

PART 1: NWG PROPERTIES

All of the metalliferous minerals (including without limitation gold, silver, copper, lead, zinc, nickel, molybdenum, mercury, platinum, palladium and other platinum-group minerals, uranium, vanadium, tin and tungsten) within the following fee lands in Elko County, Nevada:

Township 36 North, Range 66 East

Section 21: All
Section 22: W1/2W1/2; E1/2SW1/4; S1/2SE1/4; N1/2SE1/4
Section 26: W1/2W1/2
Section 27: All
Section 28: E1/2E1/2; W1/2SE1/4
Section 29: NE1/4
Section 33: All
Section 34: All

Township 35 North, Range 66 East

Section 2: Lots 3 and 4; S1/2NW1/4; SW1/4

The following unpatented mining claims situated in Elko County, Nevada:

Claim Name	County Document Number	BLM Serial No.
PQ 231		NMC 937215
PQ 232		NMC 937216
PQ 263		NMC 937217
PQ 264		NMC 937218

PART 2: PNGC CLAIMS

The following unpatented mining claims situated in Elko County, Nevada:

Claim Name	County Document Number	BLM Serial No.
PNG 293	399634	NMC 757013
PNG 294	399635	NMC 757014
PNG 295	399636	NMC 757015
PNG 296	399637	NMC 757016
PNG 297	399638	NMC 757017
PNG 298	399639	NMC 757018

Claim Name	County Document Number	BLM Serial No.
PNG 299	399640	NMC 757019
PNG 300	399641	NMC 757020
PNG 301	399642	NMC 757021
PNG 302	399643	NMC 757022
PNG 303	399644	NMC 757023
PNG 304	399645	NMC 757024
PNG 305	399646	NMC 757025
PNG 306	399647	NMC 757026
PNG 307	399648	NMC 757027
PNG 308	399649	NMC 757028
PNG 309	399650	NMC 757029
PNG 310	399651	NMC 757030
PNG 311	399652	NMC 757031
PNG 313	399654	NMC 757033
PNG 315	399656	NMC 757035
PNG 317	399658	NMC 757037
PNG 319	399660	NMC 757039
PNG 321	399662	NMC 757041
PNG 323	399664	NMC 757043
PNG 325	399666	NMC 757045
PNG 327	399668	NMC 757047
PNG 365	399706	NMC 757085
PNG 366	399707	NMC 757086
PNG 367	399708	NMC 757087
PNG 368	399709	NMC 757088
PNG 369	399710	NMC 757089
PNG 370	399711	NMC 757090
PNG 371	399712	NMC 757091
PNG 372	399713	NMC 757092
PNG 373	399714	NMC 757093
PNG 374	399715	NMC 757094
PNG 375	399716	NMC 757095
PNG 376	399717	NMC 757096
PNG 377	399718	NMC 757097
PNG 378	399719	NMC 757098
PNG 379	399720	NMC 757099
PNG 380	399721	NMC 757100
PNG 381	399722	NMC 757101
PNG 382	399723	NMC 757102
SM 289	456321	NMC 814578

Claim Name	County Document Number	BLM Serial No.
SM 290	456322	NMC 814579
SM 291	456323	NMC 814580
SM 292	456324	NMC 814581
SM 293	456325	NMC 814582
SM 294	456326	NMC 814583
SM 295	456327	NMC 814584
SM 296	456328	NMC 814585
SM 297	456329	NMC 814586
SM 298	456330	NMC 814587
SM 299	456331	NMC 814588
SM 300	456332	NMC 814589
SM 301	456333	NMC 814590
SM 302	456334	NMC 814591
SM 303	456335	NMC 814592
SM 304	456336	NMC 814593
SM 305	456337	NMC 814594
SM 306	456338	NMC 814595
SM 307	456339	NMC 814596
SM 308	456340	NMC 814597
SM 309	456341	NMC 814598
SM 310	456342	NMC 814599
SM 311	456343	NMC 814600
SM 312	456344	NMC 814601
SM 313	456345	NMC 814602
SM 314	456346	NMC 814603
SM 315	456347	NMC 814604
SM 316	456348	NMC 814605
SM 317	456349	NMC 814606
SM 318	456350	NMC 814607
SM 325	456357	NMC 814614
SM 326	456358	NMC 814615
SM 327	456359	NMC 814616
SM 328	456360	NMC 814617
SM 329	456361	NMC 814618
SM 330	456362	NMC 814619
SM 331	456363	NMC 814620
SM 332	456364	NMC 814621
SM 333	456365	NMC 814622
SM 334	456366	NMC 814623
SM 335	456367	NMC 814624

Claim Name	County Document Number	BLM Serial No.
SM 336	456368	NMC 814625
SM 343	456375	NMC 814632
SM 344	456376	NMC 814633
SM 345	456377	NMC 814634
SM 346	456378	NMC 814635
SM 347	456379	NMC 814636
SM 348	456380	NMC 814637
SM 349	456381	NMC 814638
SM 350	456382	NMC 814639
SM 351	456383	NMC 814640
SM 352	456384	NMC 814641
SM 353	456385	NMC 814642
SM 354	456386	NMC 814643
SM 355	456387	NMC 814644
SM 356	456388	NMC 814645
SM 357	456389	NMC 814646
SM 358	456390	NMC 814647
SM 359	456391	NMC 814648
SM 360	456392	NMC 814649
SM 361	456393	NMC 814650
SM 363	456395	NMC 814652
SM 365	456397	NMC 814654
SM 367	456399	NMC 814656
SM 369	456401	NMC 814658
SM 371	456403	NMC 814660
SM 373	456405	NMC 814662
SM 375	456407	NMC 814664
SM 377	456409	NMC 814666
SM 425	459723	NMC 816759
SM 426	459724	NMC 816760
SM 427	459725	NMC 816761
SM 428	459726	NMC 816762
SM 429	459727	NMC 816763
SM 430	459728	NMC 816764
SM 431	459729	NMC 816765
SM 432	459730	NMC 816766
SM 433	459731	NMC 816767
SM 434	459732	NMC 816768
SM 435	459733	NMC 816769
SM 436	459734	NMC 816770

Claim Name	County Document Number	BLM Serial No.
SM 437	459735	NMC 816771
SM 438	459736	NMC 816772
SM 439	459737	NMC 816773
SM 440	459738	NMC 816774
SM 441	459739	NMC 816775
SM 442	459740	NMC 816776
SM 443	459741	NMC 816777
SM 444	459742	NMC 816778
SM 445	459743	NMC 816779
SM 446	459744	NMC 816780
SM 447	459745	NMC 816781
SM 448	459746	NMC 816782
PQ 112	545912	NMC 917832
PQ 113	545913	NMC 917833
PQ 114	545914	NMC 917834
PQ 115	545915	NMC 917835
PQ 116	545916	NMC 917836
PQ 117	545917	NMC 917837
PQ 118	545918	NMC 917838
PQ 119	545919	NMC 917839
PQ 120	545920	NMC 917840
PQ 121	545921	NMC 917841
PQ 122	545925	NMC 917844
PQ 123	545926	NMC 917845
PQ 124	545927	NMC 917846
PQ 125	545928	NMC 917847
PQ 126	545929	NMC 917848
PQ 127	545930	NMC 917849
PQ 128	545931	NMC 917850
PQ 129	545932	NMC 917851
PQ 130	545933	NMC 917852
PQ 131	545934	NMC 917853
PQ 132	545935	NMC 917854
PQ 133	545936	NMC 917855
PQ 134	545937	NMC 917856
PQ 135	545938	NMC 917857
PQ 136	545939	NMC 917858
PQ 137	545940	NMC 917859
PQ 138	545941	NMC 917860
PQ 139	545942	NMC 917861

Claim Name	County Document Number	BLM Serial No.
PQ 140	545943	NMC 917862
PQ 141	545944	NMC 917863
PQ 142	545945	NMC 917864
PQ 143	545946	NMC 917865
PQ 144	545947	NMC 917866
PQ 145	545948	NMC 917867
PQ 146	545949	NMC 917868
PQ 147	545950	NMC 917869
PQ 148	545951	NMC 917870
PQ 149	545952	NMC 917871
PQ 150	545953	NMC 917872
PQ 151	545954	NMC 917873
PQ 152	545955	NMC 917874
PQ 153	545956	NMC 917875
PQ 154	545957	NMC 917876
PQ 155	545958	NMC 917877
PQ 156	545959	NMC 917878
PQ 157	545960	NMC 917879
PQ 221	545922	NMC 917842
PQ 222	545923	NMC 917843
PQ 223	549175	NMC 920825
PQ 224	549176	NMC 920826
PQ 225	549177	NMC 920827
PQ 226	549178	NMC 920828
PQ 227	549179	NMC 920829
PQ 228	549180	NMC 920830
PQ 229	549181	NMC 920831
PQ 230	549182	NMC 920832
PQ 231	549183	NMC 920833
PQ 232	549184	NMC 920834
PQ 233	549185	NMC 920835
PQ 234	549186	NMC 920836
PQ 235	549187	NMC 920837
PQ 236	549188	NMC 920838
PQ 237	549189	NMC 920839
PQ 238	549190	NMC 920840
PQ 239	549191	NMC 920841
PQ 240	549192	NMC 920842
PQ 241	549193	NMC 920843
PQ 242	549194	NMC 920844

Claim Name	County Document Number	BLM Serial No.
PQ 243	549195	NMC 920845
PQ 244	549196	NMC 920846
PQ 245	549197	NMC 920847
PQ 246	549198	NMC 920848
PQ 247	549199	NMC 920849
PQ 248	549200	NMC 920850
PQ 249	549201	NMC 920851
PQ 250	549202	NMC 920852
PQ 251	549203	NMC 920853
PQ 252	549204	NMC 920854
PQ 253	549205	NMC 920855
PQ 254	549206	NMC 920856
PQ 255	549207	NMC 920857
PQ 256	549208	NMC 920858
PQ 257	549209	NMC 920859
PQ 258	549210	NMC 920860
PQ 259	549211	NMC 920861
PQ 260	549212	NMC 920862
PQ 261	549213	NMC 920863
PQ 262	549214	NMC 920864
PQ 263	549215	NMC 920865
PQ 264	549216	NMC 920866
PQ 265	549217	NMC 920867
PQ 266	549218	NMC 920868
PQ 267	549219	NMC 920869
PQ 268	549220	NMC 920870
PQ 269	549221	NMC 920871
PQ 270	549222	NMC 920872
PQ 271	549223	NMC 920873
PQ 272	549224	NMC 920874
PQ 273	549225	NMC 920875
PQ 274	549226	NMC 920876
PQ 275	549227	NMC 920877
PQ 276	549228	NMC 920878
PQ 277	549229	NMC 920879
PQ 278	549230	NMC 920880
PQ 279	549231	NMC 920881
PQ 280	549232	NMC 920882
PQ 281	549233	NMC 920883
PQ 282	549234	NMC 920884

Claim Name	County Document Number	BLM Serial No.
PQ 283	549235	NMC 920885
PQ 284	549236	NMC 920886
PQ 285	549237	NMC 920887
PQ 286	549238	NMC 920888
PQ 460	550876	NMC 923331
PQ 461	550877	NMC 923332
PQ 462	550878	NMC 923333
PQ 463	550879	NMC 923334
PQ 464	550880	NMC 923335
PQ 465	550881	NMC 923336
PQ 466	550882	NMC 923337
PQ 467	550883	NMC 923338
PQ 468	550884	NMC 923339
PQ 469	550885	NMC 923340
PQ 470	550886	NMC 923341
PQ 471	550887	NMC 923342
PQ 472	550888	NMC 923343
PQ 473	550889	NMC 923344
PQ 474	550890	NMC 923345
PQ 475	550891	NMC 923346
PQ 476	550892	NMC 923347
PQ 477	550893	NMC 923348
PQ 478	550894	NMC 923349
PQ 479	550895	NMC 923350
PQ 480	550896	NMC 923351
PQ 481	550897	NMC 923352
PQ 516	550898	NMC 923353
PQ 517	550899	NMC 923354
PQ 518	550900	NMC 923355
PQ 519	550901	NMC 923356
PQ 520	550902	NMC 923357
PQ 521	550903	NMC 923358
PQ 522	550904	NMC 923359
PQ 523	550905	NMC 923360
PQ 524	550906	NMC 923361
PQ 525	550907	NMC 923362
PQ 526	550908	NMC 923363
PQ 527	550909	NMC 923364
PQ 528	550910	NMC 923365
PQ 529	550911	NMC 923366

Claim Name	County Document Number	BLM Serial No.
PQ 530	550912	NMC 923367
PQ 531	550913	NMC 923368
PQ 532	550914	NMC 923369
PQ 533	550915	NMC 923370
PQ 534	550916	NMC 923371
PQ 535	550917	NMC 923372
SM 416a	546025	NMC 917943
SM 418a	546026	NMC 917944
SM 420a	546027	NMC 917945
SM 422a	546028	NMC 917946
SM 424a	546029	NMC 917947
PQ 536	558245	NMC 923340
PQ 537	558246	NMC 932341

EXHIBIT B
(to Venture Agreement)

AREA OF INTEREST

Any and all interests in real property situated wholly or partially within the "Long Canyon JV AOI" depicted on the map attached to this Exhibit B.



NewWest Gold USA Inc.
Long Canyon Project
Elko County, Nevada
Land Status Map
Legend
Long Canyon JV AOI
AuEx Claims
NWG Private Minerals
NWG Claims
Scale 1:48,000
UTM Zone 11, NAD 1927
T36N R65E
T36N R66E
T35N R66E

EXHIBIT C
(to Venture Agreement)

ACCOUNTING PROCEDURE

The financial and accounting procedures to be followed by the Manager and the Participants under the Agreement are set forth below. Reference in this Accounting Procedure to Articles, Sections and Subsections are to those located in this Accounting Procedure unless it is expressly stated that they are references to the Agreement.

The purpose of this Accounting Procedure is to establish equitable methods for determining charges and credits applicable to operations under the Agreement. It is the intent of the Participants that none of them shall lose or profit by reason of their duties and responsibilities as the Manager. The Participants shall meet and in good faith endeavor to agree upon changes deemed necessary to correct any unfairness or inequity. In the event of a conflict between the provisions of this Accounting Procedure and those of the Agreement, the provisions of the Agreement shall control.

1. GENERAL PROVISIONS

1.1 General Accounting Records. The Manager shall maintain detailed and comprehensive accounting records in accordance with this Accounting Procedure, sufficient to provide a record of revenues and expenditures and periodic statements of financial position and the results of operations for managerial, tax, regulatory or other financial reporting purposes. Such records shall be retained for the duration of the period allowed the Participants for audit or the period necessary to comply with tax or other regulatory requirements. The records shall reflect all obligations, advances and credits of the Participants.

1.2 Bank Accounts. After the decision is made to begin Development, the Manager shall maintain one or more separate bank accounts for the payment of all expenses and the deposit of all receipts.

2. CHARGES TO JOINT ACCOUNT

Subject to the limitations hereinafter set forth, the Manager shall charge the Joint Account with the following:

2.1 Rentals, Royalties and Other Payments. Property maintenance costs and other payments, including Government Rentals, necessary to maintain title to the Assets.

2.2 Labor and Employee Benefits

2.2.1 Salaries and wages of the Manager's employees directly engaged in Operations, including salaries or wages of employees who are temporarily assigned to and directly employed by same.

2.2.2 The Manager's cost of holiday, vacation, sickness and disability benefits, and other customary allowances applicable to the salaries and wages chargeable under **Subsection 2.2.1** and **Section 2.13** hereof.

2.2.3 The Manager's actual cost of established plans for employees' group life insurance, hospitalization, pension, retirement, stock purchase, thrift, bonus (except production or incentive bonus plans under a union contract based on actual rates of production, cost savings and other production factors, and similar non-union bonus plans customary in the industry or necessary to attract competent employees, which bonus payments shall be considered salaries and wages under **Subsection 2.2.1** or **Section 2.13,** rather than employees' benefit plans) and other benefit plans of a like nature applicable to salaries and wages chargeable under **Subsection 2.2.1** or **Section 2.13,** provided that the plans are limited to the extent feasible to those customary in the industry.

2.2.4 Cost of assessments imposed by governmental authority which are applicable to salaries and wages chargeable under **Subsection 2.2.1** and **Section 2.13,** including all penalties except those resulting from the willful misconduct or gross negligence of the Manager.

2.2.5 Those costs in **Subsections 2.2.2, 2.2.3** and **2.2.4** may be charged on a "when and as paid basis" or by "percentage assessment" on the amount of salaries and wages. If percentage assessment is used, the rate shall be applied to wages or salaries excluding overtime and bonuses. Such rate shall be based on the Manager's cost experience and it shall be periodically adjusted to ensure that the total of such charges does not exceed the actual cost thereof to the Manager.

2.3 Assets. Cost of all Assets purchased or furnished.

2.4 Transportation. Reasonable transportation costs incurred in connection with the transportation of employees, equipment, material and supplies necessary for exploration, maintenance and operation of Assets.

2.5 Services

2.5.1 The cost of contract services and utilities procured from outside sources, other than services described in **Sections 2.10** and **2.14.** If contract services are performed by an Affiliate of the Manager, the cost charged to the Joint Account shall not be greater than that for which comparable services and utilities are available in the open market.

2.5.2 The costs of using the Manager's exclusively-owned facilities in support of Venture activities provided that the charges may not exceed those currently prevailing in the vicinity. Such costs shall include costs of maintenance, repairs, other operating expenses, insurance, taxes, depreciation and interest at a rate not to exceed Prime Rate plus three percent (3%) per annum.

2.6 Materials, Equipment and Supplies. The cost of materials, equipment and supplies (herein called "Material") purchased from unaffiliated third parties or furnished by either Participant as provided in **Section 3.** The Manager shall purchase or furnish only so much Material as may be required for use in efficient and economical Operations. The Manager shall also maintain inventory levels of Materials at reasonable levels to avoid unnecessary accumulation of surplus stock.

2.7 Environmental Compliance Fund. Costs of reasonably anticipated Environmental Compliance which, on a Program basis, shall be determined by the Management Committee and shall be based on proportionate contributions in an amount sufficient to establish a fund,

which through successive proportionate contributions during the duration of the Agreement, will pay for ongoing Environmental Compliance conducted during Operations and which will cover the reasonably anticipated costs of mine closure, post-Operations Environmental Compliance and other continuing obligations.

2.8 Insurance Premiums. Premiums paid or accrued for insurance required for the protection of the Participants.

2.9 Damages and Losses. All costs in excess of insurance proceeds necessary to repair or replace damage or losses to any Assets resulting from any cause other than the willful misconduct or gross negligence of the Manager.

2.10 Legal Expense. All legal costs and expenses incurred in or resulting from the Operations or necessary to protect or recover the Assets. Routine legal expenses are included under **Section 2.14.**

2.11 Audit. Cost of annual audits under **Section 9.10** of the Agreement.

2.12 Taxes. All taxes (except income taxes) of every kind and nature assessed or levied upon or in connection with the Assets, the production of Products or Operations, which have been paid by the Manager for the benefit of the Participants. Each Participant is separately responsible for income taxes which are attributable to its respective Participating Interest.

2.13 District and Camp Expense (Field Supervision and Camp Expenses). A pro rata portion of **(i)** the salaries and expenses of the Manager's superintendent and other employees serving Operations whose time is not allocated directly to such Operations, and **(ii)** the costs of maintaining and operating an office (hereafter, the "Manager's Project Office") and any necessary suboffice and **(iii)** all necessary camps, including housing facilities for employees, used for Operations. The expense of those facilities, less any revenue therefrom, shall include depreciation or a fair monthly rental in lieu of depreciation of the investment. Such charges shall be apportioned for all Properties served by the employees and facilities on an equitable basis consistent with the Manager's general accounting practice and generally accepted accounting principles.

2.14 Administrative Charge. After the end of the Phase-I Earn-In Period, the Manager shall charge the Joint Account each month a sum as provided below, which shall be a liquidated amount to reimburse the Manager for its home office overhead and general and administrative expenses for its conduct of Operations, which shall be in lieu of any management fee:

2.14.1 with respect to Operations before commencement of Development, the Manager's fee shall be five percent (5%) of the Allowable Costs;

2.14.2 with respect to operations after the commencement of Development but before commencement of Mining, the Manager's fee shall be five percent (5%) of Allowable Costs;

2.14.3 with respect to operations after the commencement of Mining, the Manager's fee shall be three percent (3%) of Allowable Costs.

These fee rates are based upon the principle that the Manager shall not make a profit or loss from this administrative charge but should be fairly and adequately compensated for the pro rata share of its costs and expenses. The specific rates provided for in this **Section 2.14** shall be established and may be

amended from time to time by mutual agreement among the Parties hereto if, in practice, the rates are found to be insufficient or excessive.

Allowable Costs as used in this **Section 2.14** shall include all amounts accrued to the Environmental Compliance fund, and all charges to the Joint Account except **(i)** the administrative charge defined herein; **(ii)** depreciation, depletion or amortization of tangible or intangible assets; **(iii)** funds disbursed from the Environmental Compliance Fund; **(iv)** amounts expended for acquisition, construction or installation of tangible or intangible assets after mining operations have commenced; and **(v)** land payments, taxes and assessments.

The following representative list of items comprising the Manager's principal business office expenses are expressly covered by the administrative charge provided in this **Section 2.14: (a)** administrative supervision, which includes services rendered by officers and directors of the Manager for Operations, except to the extent that such services represent a direct charge to the Joint Account, as provided for in **Section 2.2; (b)** accounting, billing and record keeping in accordance with governmental regulations and the provisions of the Venture Agreement; **(c)** handling of all tax matters, including any protests, except any outside professional fees which the Management Committee may approve as a direct charge to the Joint Account; **(d)** Routine legal services by the Manager's legal staff; and **(e)** Records and storage space, telephone service and office supplies.

2.15 Other Expenditures. Any reasonable direct expenditure, other than expenditures which are covered by the foregoing provisions, incurred by the Manager for the necessary and proper conduct of Operations.

3. BASIS OF CHARGES TO JOINT ACCOUNT

3.1 Purchases. Material purchased and services procured shall be charged at prices paid by the Manager after deduction of all discounts actually received.

3.2 Material Furnished by the Manager. At its discretion, the Manager may furnish Material from the Manager's stocks under the following conditions:

3.2.1 New Material (Condition "A"): New Material transferred from the Manager's properties shall be priced f.o.b. the nearest reputable supply store or railway receiving point, where like Material is available, at current replacement cost of the same kind of Material (hereafter, "New Price").

3.2.2 Used Material (Conditions "B" and "C"):

3.2.2.1 material in sound and serviceable condition and suitable for reuse without reconditioning shall be classified as Condition "B" and priced at seventy-five percent (75%) of New Price.

3.2.2.2 other used Material as defined hereafter shall be classified as Condition "C" and priced at fifty percent (50%) of New Price:

3.2.2.2.1 used Material which after reconditioning will be further serviceable for original function as good secondhand Material (Condition "B"),

3.2.2.2.2 used Material which is serviceable for original function but not substantially suitable for reconditioning,

3.2.2.2.3 Material which cannot be classified as Condition "B" or Condition "C" shall be priced at a value commensurate with its use,

3.2.2.2.4 Material no longer suitable for its original purpose but usable for some other purpose shall be priced on a basis comparable with items normally used for such other purpose.

3.3 Premium Prices. Whenever Material is not readily obtainable at prices specified in **Sections 3.1 and 3.2,** the Manager may charge the Joint Account for the required Material on the basis of the Manager's direct cost and expenses incurred in procuring such material; provided, however, that prior notice of the proposed charge is given to the Participants, whereupon any Participant shall have the right, by notifying the Manager within ten (10) days of the delivery of the notice from the Manager, to furnish at the usual receiving point all or part of its share of Material suitable for use and acceptable to the Manager. If a Participant so furnishes Material in kind, the Manager shall make appropriate credits to its account.

3.4 Warranty of Material Furnished by the Manager or Participants. Neither the Manager nor any Participant warrants the Material furnished beyond any dealer's or manufacturer's warranty.

4. DISPOSAL OF MATERIAL

4.1 Disposition Generally. The Manager shall have no obligation to purchase a Participant's interest in Material. The Management Committee shall determine the disposition of major items of surplus Material, provided the Manager shall have the right to dispose of normal accumulations of junk and scrap Material either by transfer to the Participants as provided in **Section 4.2** or by sale. The Manager shall credit the Participants in proportion to their Participating Interest for all Material sold hereunder.

4.2 Division in Kind. Division of Material in kind between the Participants shall be in proportion to their respective Participating Interests, and corresponding credits shall be made to the Joint Account.

4.3 Sales. Sales of material to third parties shall be credited to the Joint Account at the net amount received. Any damages or claims by the Purchaser shall be charged back to the Joint Account if and when paid.

5. INVENTORIES

5.1 Periodic Inventories, Notice and Representations. At reasonable intervals, inventories shall be taken by the Manager, which shall include all such Material as is ordinarily considered controllable by operators of mining properties. The expense of conducting such periodic inventories shall be charged to the Joint Account.

5.2 Reconciliation and Adjustment of Inventories. Reconciliation of inventory with charges to the Joint Account shall be made, and a list of overages and shortages shall be determined by the Manager. Inventory adjustments shall be made by the Manager to the Joint Account for overages and shortages, but the Manager shall be held accountable to the Venture only for shortages due to lack of reasonable diligence.

EXHIBIT D
(to Venture Agreement)

TAX MATTERS

1. EFFECT OF THIS EXHIBIT

1.1 This Exhibit shall govern the relationship of the Participants with respect to tax matters and the other matters addressed herein. Except as otherwise indicated, capitalized terms used in this Exhibit shall have the meanings given to them in the Agreement. Reference in this Exhibit to Articles, Sections and Subsections are to those located in this Exhibit unless it is expressly stated that they are references to the Agreement. In the event of a conflict between this Exhibit and the other provisions of the Agreement, the terms of this Exhibit shall control.

2. TAX MATTERS PARTNER

2.1 Designation of Tax Matters Partner. The Manager is hereby designated the tax matters partner (hereinafter "TMP") as defined in Section 6231 (a)(7) of the Internal Revenue Code of 1986 (the "Code") and shall be responsible for, make elections for, and prepare and file any federal and state tax returns or other required tax forms following approval of the Management Committee. In the event of any change in Manager, the Participant serving as Manager at the end of a taxable year shall continue as TMP with respect to all matters concerning such year unless the TMP for that year is required to be changed pursuant to applicable Treasury Regulations. The TMP and the other Participant shall use reasonable best efforts to comply with the responsibilities outlined in this **Article 2** and in Sections 6221 through 6233 of the Code (including any Treasury regulations promulgated thereunder) and in doing so shall incur no liability to any other party.

2.2 Notice. Each Participant shall furnish the TMP with such information (including information specified in Section 6230(e) of the Code) as it may reasonably request to permit it to provide the Internal Revenue Service with sufficient information to allow proper notice to the Participants in accordance with Section 6223 of the Code. The TMP shall keep each Participant informed of all administrative and judicial proceedings for the adjustment at the partnership level of partnership items in accordance with Section 6223(g) of the Code.

2.3 Inconsistent Treatment of Partnership Item. If an administrative proceeding contemplated under Section 6223 of the Code has begun, and the TMP so requests, each Participant shall notify the TMP of its treatment of any partnership item on its federal income tax return that is inconsistent with the treatment of that item on the partnership return.

2.4 Extensions of Limitation Periods. The TMP shall not enter into any extension of the period of limitations as provided under Section 6229 of the Code without first giving reasonable advance notice to the other Participant of such intended action.

2.5 Requests for Administrative Adjustments. Neither Participant shall file, pursuant to Section 6227 of the Code, a request for an administrative adjustment of partnership items for any partnership taxable year without first notifying the other Participant. If the other Participant agrees with the requested adjustment, the TMP shall file the request for administrative adjustment on behalf of the partnership. If consent is not obtained within thirty (30) days after notice from the proposing Participant, or within the period required to timely file the request for administrative adjustment, if shorter, either Participant, including the TMP, may file that request for administrative adjustment on its own behalf.

2.6 Judicial Proceedings. Either Participant intending to file a petition under Section 6226, 6228 or other sections of the Code with respect to any partnership item, or other tax matters involving the tax partnership, shall notify the other Participant of such intention and the nature of the contemplated proceeding. If the TMP is the Participant intending to file such petition, such notice shall be given within a reasonable time to allow the other Participant to participate in the choosing of the forum in which such petition will be filed. If both Participants do not agree on the appropriate forum, then the appropriate forum shall be decided in accordance with **Section 7.2** of the Agreement. If a deadlock results, the TMP shall choose the forum. If either Participant intends to seek review of any court decision rendered as a result of a proceeding instituted under the preceding part of this subsection, such Participant shall notify the other Participant of such intended action.

2.7 Settlements. The TMP shall not bind the other Participant to a settlement agreement without first obtaining the written consent of any such Participant. Either Participant who enters into a settlement agreement for its own account with respect to any partnership items, as defined by Section 6231 (a)(3) of the Code, shall notify the other Participant of such settlement agreement and its terms within ninety (90) days from the date of settlement.

2.8 Fees and Expenses. The TMP shall not engage legal counsel, certified public accountants, or others without the prior consent of the Management Committee. Either Participant may engage legal counsel, certified public accountants, or others in its own behalf and at its sole cost and expense. Any reasonable item of expense, including but not limited to fees and expenses for legal counsel, certified public accountants, and others which the TMP incurs (after proper consent by the Management Committee as provided above) in connection with any audit, assessment, litigation, or other proceeding regarding any partnership item, shall constitute proper charges to the Joint Account and shall be borne by the Participants as any other item which constitutes a direct charge to the Joint Account pursuant to the Agreement.

2.9 Survival. The provisions of the foregoing paragraphs, including but not limited to the obligation to pay fees and expenses contained in **Section 2.8** hereof, shall survive the termination of the tax partnership or the termination of either Participant's interest in the tax partnership and shall remain binding on the Participants for a period of time necessary to resolve with the Internal Revenue Service or the Department of the Treasury any and all matters regarding the federal income taxation of the tax partnership for the applicable tax year(s). The provisions of this **Exhibit D** shall survive the termination of the Agreement, and shall continue until they terminate by their terms.

3. TAX ELECTIONS AND ALLOCATIONS

3.1 Tax Partnership Election. It is understood and agreed that the Participants intend to create a partnership for United States federal and state income tax purposes, and, unless otherwise agreed to hereafter by both Participants, neither Participant shall make an election to be, or have the arrangement evidenced hereby, excluded from the application of any provisions of Subchapter K of the Code, or any equivalent state income tax provision. It is understood and agreed that the Participants intend to create a partnership for federal and state income tax purposes only (a "tax partnership"). The Manager shall file with the appropriate office of the Internal Revenue Service a partnership income tax return covering the Operations. The Participants recognize that the Agreement may be subject to state income tax statutes. The Manager shall file with the appropriate offices of the state agencies any required partnership state income tax returns. Not later than March 15 of each year, each Participant agrees to furnish to the Manager any information it may have relating to Operations as shall be required for proper

preparation of such returns. The Manager shall furnish to the other Participant for its review a copy of each proposed income tax return at least two weeks prior to the date the return is filed.

3.2 Tax Elections. The tax partnership shall make the following elections for purposes of all partnership income tax returns:

3.2.1 To use the accrual method of accounting.

3.2.2 Pursuant to the provisions at Section 706(b)(1) of the Code, to use as its taxable year the year ended December 31. In this connection, NWG represents that its taxable year is the year ending December 31 and PNGC represents that its taxable year is the year ending December 31.

3.2.3 To deduct currently all development expenses to the extent possible under Section 616 of the Code.

3.2.4 Unless the Participants unanimously agree otherwise, to compute the allowance for depreciation in respect of all depreciable Assets using the maximum accelerated tax depreciation method and the shortest life permissible or, at the election of the Manager, using the units of production method of depreciation.

3.2.5 To treat advance royalties as deductions from gross income for the year paid or accrued to the extent permitted by law.

3.2.6 To adjust the basis of tax partnership property under Section 754 of the Code at the request of either Participant (provided that all costs and consequences of such election shall be for the account of the Participant making the request);

3.2.7 To amortize over the shortest permissible period all organizational expenditures and business start-up expenses under Sections 195 and 709 of the Code;

3.2.8 Any other election required or permitted to be made by the tax partnership under the Code or any state tax law shall be made as determined by the Management Committee.

3.2.9 Each Participant shall elect under Section 617(a) of the Code to deduct currently all exploration expenses. Each Participant reserves the right to capitalize its share of development and/or exploration expenses of the tax partnership in accordance with Section 59(e) of the Code, provided that a Participant's election to capitalize all or any portion of such expenses shall not affect the Participant's Capital Account.

3.3 Allocations to Participants. Allocations for Capital Account purposes shall be in accordance with the following:

3.3.1 The Participants recognize the provision for taking production in kind, as provided elsewhere in the Agreement, as each Participant's right to determine a market for the sale of a proportionate share of production subject to **Subsection 3.3.8** below. All items of income, gain, deduction, loss, credit or tax attribute arising from the sale and marketing of such production shall be allocated to the Participant who designated such market.

3.3.2 Exploration expenses and development cost deductions shall be allocated among the Participants in accordance with their respective contributions to such expenses and costs.

3.3.3 Depreciation and amortization deductions with respect to a depreciable Asset shall be allocated among the Participants in accordance with their respective contributions to the adjusted basis of the Asset which gives rise to the depreciation, amortization or loss deduction.

3.3.4 Production and operating cost deductions shall be allocated among the Participants in accordance with their respective contributions to such costs.

3.3.5 Deductions for depletion (to the extent of the amount of such deductions that would have been determined for Capital Account purposes if only cost depletion were allowable for federal income tax purposes) shall be allocated to the Participants in accordance with their respective contributions to the adjusted basis of the depletable property. Any remaining depletion deductions shall be allocated to the Participants so that, to the extent possible, the Participants receive the same total amounts of percentage depletion as they would have received if percentage depletion were allocated to the Participants in proportion to their respective shares of the gross income used as the basis for calculating the federal income tax deduction for percentage depletion.

3.3.6 Subject to **Subsection 3.3.8** below, gross income, if any, on the sale of production shall be allocated in accordance with the Participants' rights to share in the proceeds of such sale.

3.3.7 Except as provided in **Subsection 3.3.8** below, gain or loss on the sale of a depreciable or depletable asset shall be allocated so that, to the extent possible, the net amount reflected in the Participants' Capital Account with respect to such property (taking into account the cost of such property, depreciation, amortization, depletion or other cost recovery deductions and gain or loss) most closely reflects the Participants' Participating Interests.

3.3.8 Gains and losses on the sale of all or substantially all the Assets of the tax partnership shall be allocated so that, to the extent possible, the Participants' resulting Capital Account balances are in the same ratio as their Participating Interests at the time of such sale.

3.3.9 The Participants acknowledge that expenses and deductions allocable under the preceding provisions of this subsection may be required to be capitalized into production under Section 263A of the Code. With respect to such capitalized expenses or deductions, the allocation of gross income on the sale of production shall be adjusted, in any reasonable manner consistently applied by the Manager, so that the same net amount (subject possibly to timing differences) is reflected in the Capital Accounts as if such expenses or deductions were instead deductible and allocated pursuant to the preceding provisions of this subsection.

3.3.10 All deductions and losses that are not otherwise allocated in this subsection shall be allocated among the Participants in accordance with their respective contributions to the costs producing each such deduction or to the adjusted basis of the Asset producing each such loss.

3.3.11 Any recapture of exploration expenses under Section 617(b)(1)(A) of the Code, and any disallowance of depletion under Section 617(b)(1)(B) of the Code, shall be borne by the Participants in the same manner as the related exploration expenses were allocated to, or claimed by, them.

3.3.12 All other items of income and gain shall be allocated to the Participants in accordance with their Participating Interests.

3.3.13 If the Participants' Participating Interests change during any taxable year of the tax partnership, the distributive share of items of income, gain, loss and deduction of each

Participant shall be determined in any manner **(i)** permitted by Section 706 of the Code, and **(ii)** agreed on by both Participants. If the Participants cannot agree on a method, the method shall be determined by the Manager in consultation with the tax partnership's tax advisers, with preference given to the interim closing-of-the-books method except where application of that method would result in undue administrative expense in relationship to the amount of the items to be allocated.

3.3.14 "Nonrecourse deductions," as defined by Treas. Reg. § 1.704-2(b)(1) shall be allocated between the Participants in proportion to their Participating Interests.

3.4 Regulatory Allocations. Notwithstanding the provisions of **Section 3.3** hereof to the contrary, the following special allocations shall be given effect for purposes of maintaining the Participants' Capital Accounts.

3.4.1 If either Participant unexpectedly receives any adjustments, allocations, or distributions described in Treas. Reg. § 1.704-1 (b)(2)(ii)(d)(4), § 1.704-1 (b)(2)(ii)(d)(5) or §1.704-1(b)(2)(ii)(d)(6), which result in a deficit Capital Account balance, items of income and gain shall be specially allocated to each such Participant in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations, the Capital Account deficit of such Participant as quickly as possible. For the purposes of this subsection, each Participant's Capital Account balances shall be increased by the sum of (i) the amount such Participant is obligated to restore pursuant to any provision of this Agreement, and (ii) the amount such Participant is deemed to be obligated to restore pursuant to the penultimate sentences of Treas. Reg. §§ 1.704-2(g)(1) and 1.704-2(i)(5).

3.4.2 The "minimum gain chargeback" and "partner minimum gain chargeback" provisions of Treas. Reg. §§ 1.704-2(f) and 1.704-2(i)(4), respectively, are incorporated herein by reference and shall be given effect. In accordance with Treas. Reg. § 1.704-2(i)(1), deductions attributable to a "partner nonrecourse liability" shall be allocated to the Participant that bears the economic risk of loss for such liability.

3.4.3 If the allocation of deductions to either Participant would cause such Participant to have a deficit Capital Account balance at the end of any taxable year of the tax partnership (after all other allocations provided for in this **Article 3** have been made and after giving effect to the adjustments described in **Subsection 3.4.1** hereof), such deductions shall instead be allocated to the other Participant.

3.5 Curative Allocations. The allocations set forth in **Section 3.4** hereof (the "Regulatory Allocations") are intended to comply with certain requirements of the Treasury Regulations. It is the intent of the Participants that, to the extent possible, all Regulatory Allocations shall be offset either with other Regulatory Allocations or with special allocations of other items of income, gain, loss or deduction pursuant to this section. Therefore, notwithstanding any other provisions of this **Article 3** (other than the Regulatory Allocations), the Manager shall make such offsetting special allocations of income, gain, loss or deduction in whatever manner it determines appropriate so that, after such offsetting allocations are made, each Participant's Capital Account balance is, to the extent possible, equal to the Capital Account balance such Participant would have had if the Regulatory Allocations were not part of this Agreement and all items were allocated pursuant to **Section 3.3** hereof without regard to **Section 3.4** hereof.

3.6 Tax Allocations. Except as otherwise provided in this section, items of taxable income, deduction, gain and loss shall be allocated in the same manner as the corresponding item is

allocated for book purposes under **Sections 3.3, 3.4** and **3.5** hereof of the corresponding item determined for Capital Account purposes.

3.6.1 Recapture of tax deductions arising out of a disposition of property shall, to the extent consistent with the allocations for tax purposes of the gain or amount realized giving rise to such recapture, be allocated to the Participants in the same proportions as the recaptured deductions were originally allocated or claimed.

3.6.2 To the extent required by Section 704(c) of the Code, income, gain, loss, and deduction with respect to property contributed to the tax partnership by a Participant shall be shared among both Participants so as to take account of the variation between the basis of the property to the tax partnership and its fair market value at the time of contribution. The Participants intend that Section 704(c) of the Code shall effect no allocations of tax items that are different from the allocations under **Sections 3.3, 3.4** and **3.5** hereof of the corresponding items for Capital Account purposes; provided, however, that built-in gain and built-in loss within the meaning of Treas. Reg. § 1.704-3(a) shall be allocated to the contributing Participant. To the extent that allocations of tax items are required pursuant to Section 704(c) of the Code to be made other than in accordance with the preceding sentence, Section 704(c) of the Code shall be applied in accordance with the "remedial method without curative allocations" under Treas. Reg. § 1.704-3(b).

3.6.3 Depletion deductions with respect to contributed property shall be determined without regard to any portion of the property's basis that is attributable to precontribution expenditures by NWG that were capitalized under Code Sections 616(b), 59(e) and 291 (b). Deductions attributable to precontribution expenditures by NWG shall be calculated under such Code Sections as if NWG continued to own the depletable property to which such deductions are attributable, and such deductions shall be reported by the tax partnership and shall be allocated solely to NWG.

3.6.4 The Participants understand the allocations of tax items set forth in this Paragraph, and agree to report consistently with such allocations for federal and state tax purposes.

4. CAPITAL ACCOUNTS: LIQUIDATION

4.1 Capital Accounts.

4.1.1 A separate Capital Account shall be established and maintained by the TMP for each Participant. Such Capital Account shall be increased by **(i)** the amount of money contributed by the Participant to the tax partnership, **(ii)** the fair market value of property contributed by the Participant to the tax partnership (net of liabilities secured by such contributed property that the partnership is considered to assume or take subject to under Code Section 752) and **(iii)** allocations to the Participant under **Sections 3.3, 3.4** and **3.5** hereof of tax partnership income and gain (or items thereof), including income and gain exempt from tax; and shall be decreased by **(iv)** the amount of money distributed to the Participant by the tax partnership, **(v)** the fair market value of property distributed to the Participant by the tax partnership (net of liabilities secured by such distributed property and that the Participant is considered to assume or take subject to under Code Section 752), **(vi)** allocations to the Participant under **Sections 3.3, 3.4** and **3.5** hereof of expenditures of the tax partnership not deductible in computing its taxable income and not properly chargeable to a Capital Account, and **(vii)** allocations of tax partnership loss and deduction (or items thereof), excluding items described in **(vi)** above and percentage depletion to the extent it exceeds the adjusted tax basis of the depletable property to which it is attributable. The Participants agree that the net fair market value of the each property contributed

by the Participants to the tax partnership is the amount set out in **Sections 5.1 and 5.2** of the Agreement.

4.1.2 In the event that the Capital Accounts of the Participants are computed with reference to the book value of any Asset which differs from the adjusted tax basis of such Asset, then the Capital Accounts shall be adjusted for depreciation, depletion, amortization and gain or loss as computed for book purposes with respect to such Asset in accordance with Treasury Regulation Section 1.704-1 (b)(2)(iv)(g).

4.1.3 In the event any interest in the tax partnership is transferred in accordance with the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent it relates to the transferred interest, except as provided in Treasury Regulation Section 1.704-1 (b)(2)(iv)(1).

4.1.4 In the event property, other than money, is distributed to a Participant, the Capital Accounts of the Participants shall be adjusted to reflect the manner in which the unrealized income, gain, loss and deduction inherent in such property (that has not been reflected in the Capital Accounts previously) would be allocated among the Participants if there was a taxable disposition of such property for the fair market value of such property (taking Section 7701 (g) of the Code into account) on the date of distribution. For this purpose the fair market value of the property shall be determined as set forth in **Subsection 4.2.1** below.

4.1.5 NWG and PNGC are each contributing to the Agreement certain depletable properties with respect to which NWG and PNGC each currently have an adjusted tax basis which may consist in part of depletable expenditures and in part of expenditures capitalized under Code Sections 616(b), 291 (b) and/or 59(e). For purposes of maintaining the Capital Accounts, the tax partnership's deductions with respect to contributed property in each year for (i) depletion, **(ii)** deferred development expenditures under Section 616(b) of the Code attributable to pre-contribution expenditures, **(iii)** amortization under Section 291 (b) of the Code attributable to pre-contribution expenditures, and **(iv)** amortization under Section 59(e) of the Code attributable to pre-contribution expenditures shall be the amount of the corresponding item determined for tax purposes pursuant to subparagraph 3.6.3 hereof multiplied by the ratio of (A) the book value at which the contributed property is recorded in the Capital Accounts to (B) the adjusted tax basis of the contributed property (including basis resulting from capitalization of pre-contribution development expenditures under Sections 616(b), 291 (b), and 59(e) of the Code).

4.1.6 The foregoing provisions, and the other provisions of the Agreement relating to the maintenance of Capital Accounts and the allocations of income, gain, loss, deduction and credit, are intended to comply with Treasury Regulations Section 1.704-1 (b), and shall be interpreted and applied in a manner consistent with such Regulations. In the event the Management Committee shall determine that it is prudent to modify the manner in which the Capital Accounts, or any debits or credits thereto, are computed in order to comply with such Regulations, the Management Committee may make such modification, provided that it is not likely to have a material effect on the amount distributable to either Participant upon liquidation of the tax partnership pursuant to **Section 4.2** hereof.

4.1.7 If the Participants so agree, upon the occurrence of an event described in Treas. Reg. § 1.704-1(b)(2)(iv)(5), the Capital Accounts shall be restated in accordance with Treas. Reg. § 1.704-1(b)(2)(iv)(f) to reflect the manner in which unrealized income, gain, loss or deduction inherent in the assets of the tax partnership (that has not been reflected in the

Capital Accounts previously) would be allocated among the Participants if there were a taxable disposition of such assets for their fair market values, as determined in accordance with **Subsection 4.2.1** hereof. For purposes of **Section 3.3** hereof, a Participant shall be treated as contributing the portion of the book value of any property that is credited to the Participant's Capital Account pursuant to the preceding sentence. Following a revaluation pursuant to this **Subsection 4.1.7,** the Participants' shares of depreciation, depletion, amortization and gain or loss, as computed for tax purposes, with respect to property that has been revalued pursuant to this **Subsection 4.1.7** shall be determined in accordance with the principles of Code Section 704(c) as applied pursuant to the final sentence of **Subsection 3.6.2** hereof.

4.1.8 If NWG completes the Phase-II Earn-In, the Participants' Capital Accounts shall be restated in accordance with **Subsection 4.1.7** above, in lieu of any adjustment to the Capital Accounts pursuant to **Sections 6.4, 11.3** or **11.4** of the Agreement. Upon any increase in the Participating Interest of a Participant under **Section 6.2** of the Agreement, the Capital Accounts shall also be restated in accordance with **Subsection 4.1.7** above, in lieu of any Capital Account adjustment pursuant to **Sections 6.4, 11.3** or **11.4** of the Agreement. In connection with any restatement of Capital Accounts pursuant to this **Subsection 4.1.8**, the unrealized income, gain, loss and deduction treated as allocated pursuant to the first sentence of **Subsection 4.1.7** above shall be allocated between the Participants so that, to the maximum extent possible, following the restatement of the Capital Accounts, the Participants' resulting Capital Account balances are in the same ratio as their new Participating Interests.

4.2 Liquidation. In the event the partnership is "liquidated" within the meaning of Treasury Regulation Section 1.704-1(b)(2)(ii)(g) then, notwithstanding any other provision of this Agreement to the contrary except for **Section 4.3** of this **Exhibit D**, the following steps shall be taken (after taking into account any transfers of Capital Accounts pursuant to the Agreement):

4.2.1 The Capital Accounts of the Participants shall be adjusted to reflect any gain or loss which would be realized by the partnership and allocated to the Participants pursuant to the provisions of **Article 3** of this Exhibit if the Assets had been sold at their fair market value at the time of liquidation. The fair market value of the Assets shall be determined by agreement of both Participants; provided, however, that in the event that the Participants fail to agree on the fair market value of any Asset, its fair market value shall be determined by a nationally recognized independent engineering firm or other qualified independent party approved by both Participants.

4.2.2 After making the foregoing adjustments and/or contributions, all remaining Assets shall be distributed to the Participants in accordance with the balances in their Capital Accounts (after taking into account all allocations under **Article 3** hereof, including **Subsection 3.3.9** hereof). Unless otherwise expressly agreed on by both Participants, each Participant shall receive an undivided interest in each and every Asset determined by the ratio of the amount in each Participant's Capital Account to the total of both of the Participants' Capital Accounts. Assets distributed to the Participants shall be deemed to have a fair market value equal to the value assigned to them pursuant to **Subsection 4.2.1** above.

4.2.3 All distributions to the Participants in respect of their Capital Accounts shall be made in accordance with the time requirements of Treasury Regulation Sections 1.704-1(b)(2)(ii)(b)(2) and (3).

4.3 Deemed Terminations. Notwithstanding the provisions of **Section 4.2** hereof, if the "liquidation" of the tax partnership results from a deemed termination under Section 708(b)(1)(B) of the Code, then **(i) Subsections 4.2.1** and **4.2.2** hereof shall not apply, **(ii)** the tax partnership shall be deemed to have contributed its Assets to a new tax partnership in exchange for an interest in the new tax partnership and, immediately thereafter, as having distributed interests in the new tax partnership to the purchasing party and the remaining Participant in liquidation of the tax partnership, and **(iii)** the new tax partnership shall continue pursuant to the terms of this Agreement and this Exhibit.

5. SALE OR ASSIGNMENT. The provisions of this **Exhibit D** shall be deemed to be a covenant running with the Properties and shall be binding upon any third party who acquires any interest in the Agreement or the Properties.

EXHIBIT E
(to Venture Agreement)

FEASIBILITY STUDY

"Feasibility Study" means a detailed report that analyzes the development of a mine on all or any portion of the Properties, which is in such form as is necessary to substantially meet the standards of North American financial institutions for the purpose of determining the advisability of providing Project Financing on a commercial, competitive basis, taking into consideration all relevant criteria deemed to be both normal and prudent for the mining industry at that time, and includes at least the following information:

1. A description of that part of the Properties to be covered by the proposed mine;

2. The estimated recoverable reserves of minerals and the estimated composition and content thereof;

3. The proposed procedure for development and mining production;

4. Results of ore amenability tests;

5. The nature and extent of the mine facilities proposed to be acquired which may include mill facilities, if the size, extent and location of the ore body makes such mill facilities feasible, in which event the report shall also include a design for such mill;

6. The total costs, including capital budget, which are reasonably required to purchase, construct and install all structures, machinery and equipment required for the proposed mine, including a schedule of timing of such requirements;

7. The environmental impact studies that will need to be prepared and costs of preparing them;

8. The period in which it is proposed that the Properties be brought into commercial production;

9. Such other data and information as are reasonably necessary to substantiate the existence of a mineral deposit of sufficient size and grade to justify development of a mine, taking into account all relevant business, tax and other economic considerations; and

10. Working capital requirements for the initial four months of operation of the Properties as a mine or such longer period as may be reasonably justified in the circumstances.

EXHIBIT F-1
(to Venture Agreement)

NET SMELTER RETURNS

1. "Net Smelter Returns" shall mean the actual proceeds of sale received by Payor from the sale of ore, ore concentrates, bullion or other products mined, produced, and sold from the PNGC Claims from a smelter, refinery or other ore buyer, after the deduction of smelter and/or refining charges, ore or bullion treatment charges, penalties and any and all charges made by the purchaser of ore, bullion, or concentrates, less (i) any and all transportation, insurance and security costs which may be incurred in connection with the transportation of gold and/or silver ore, ore concentrates, bullion or other ore products from the point of last processing by Payor, and costs of weighing, sampling, determining moisture content and packaging such material; (ii) all umpire charges and any taxes, except income taxes and Nevada net proceeds of mines taxes, imposed on production or severance of ore or ore concentrates; and (iii) any production royalties or other fees (whether now payable or enacted or adopted in the future) based on production and payable to any governmental agency. For purposes of calculating Net Smelter Returns in the event Payor elects not to sell any portion of any gold or silver derived from the PNGC Claims as set forth in the preceding sentence, but instead elects to have the final product of any such gold or silver credited to or held for its account with any smelter, refiner or broker for marketing and hedging purposes, such gold or silver shall be deemed to have been sold at the Quoted Price (as defined below) on the day such gold or silver is actually credited to or placed in Payor's account. For gold, the term "Quoted Price" shall mean the price per ounce of gold as quoted on the London P.M. gold fixing (or A.M. fixing if there is no P.M. fixing on that day) as published in the Financial Times (or any mutually agreeable substitute source if the information is not available from the Financial Times), on the date of final settlement from the smelter, refinery or other buyer of the gold on which the Production Royalty is to be paid. For silver, the term "Quoted Price" shall mean the price per ounce of silver as quoted on the London fixing for silver as published in the Financial Times (or any mutually agreeable substitute source if the information is not available from the Financial Times on the date of final settlement from the smelter, refinery or other buyer of silver on which the Production Royalty is to be paid.

2. Production Royalty payments shall be paid by Payor to Payee on a calendar quarterly basis on or before the thirtieth (30th) day following the quarterly period during which each such payment is accrued to Payee's account. Reserved Royalties shall accrue to Payee's account upon final settlement and final payment by the smelter, refinery or other ore buyer to Payor for locatable minerals (including without limitation gold, silver, copper, lead, zinc, nickel, molybdenum, mercury, platinum, palladium and other platinum-group minerals, uranium, vanadium, tin and tungsten), including by-products and co-products thereof (collectively, "Valuable Minerals") sold from the PNGC Claims and for which the Production Royalty is payable. All Production Royalty payments shall be by Payor's check. All Production Royalty payments shall be accompanied by a statement and settlement sheet showing the quantities and grades of metals, ores, minerals, or materials mined and sold from the PNGC Claims, proceeds of sale, costs, assays and analyses, and other pertinent information in sufficient detail to explain the calculation of the Production Royalty payment. Payments by Payor to Payee in accordance herewith shall discharge fully Payor's obligation with respect to such payments and Payor shall have no duty to apportion or allocate any payment due to Payee, its successors or assigns.

3. Payee, at its sole election and expense, shall have the right to procure, not more frequently than once annually following the close of each calendar year, an audit of Payor's accounts relating to payment of the Production Royalty hereunder, conducted by Payee or by any certified public accountant or other consultant selected by Payee. All Production Royalty payments made in any calendar year shall be considered final and in full satisfaction of all obligations of Payor with respect thereto, unless Payee gives written notice describing and setting forth a specific objection to the calculation thereof within six (6) months following the close of that calendar year. Payor shall account for any agreed upon deficit or excess in the payment made to Payee by adjusting the next quarterly statement following completion of such audit to account for such deficit or excess.

4. The parties acknowledge and agree that Payor shall have the exclusive right to market and sell to third parties Valuable Minerals produced from the PNGC Claims in any manner it chooses, including without limitation the forward sale of Valuable Minerals on the commodity market and the repayment of gold loans. Payee shall have absolutely no right to participate or obligation to share whatsoever in any price protection or hedging activities of Payor, including any sales of Valuable Minerals derived from the PNGC Claims by Payor on the commodity market or otherwise, or in any profits received or losses suffered by Payor as a result of such marketing or hedging activities.

5. Payor shall have the right of mixing or commingling, either underground, at the surface, or at processing plants or other treatment facilities, any material containing Valuable Minerals mined or extracted from the PNGC Claims with any similar substances derived from other lands or properties, provided that the commingling is accomplished only after the material has been fairly and accurately weighed and sampled.

6. Any determination of weight, volume, moisture content, amenability, or pay metal or mineral content, and any sampling and analysis by Payor, shall be binding upon Payee if made in accordance with sound mining and metallurgical practices and standard sampling and analysis procedures prevailing in the mining and milling industry.

7. All determinations with respect to: (a) whether ore will be beneficiated, processed or milled by Payor or sold in a raw state, (b) the methods of beneficiating, processing or milling any such ore, (c) the constituents to be recovered therefrom, and (d) the purchasers to whom any ore, minerals or mineral substances may be sold, shall be made by Payor in its sole and absolute discretion.

8. The ore, mine waters, leachates, pregnant liquors, pregnant slurries, and other products or compounds of metals or minerals derived from the PNGC Claims shall be the property of Payor burdened by the obligation to pay the Production Royalty. Payor shall not be liable for mineral values lost in mining or processing if such mining or processing is consistent with sound mining and metallurgical engineering practices. The Production Royalty shall be payable only on metals, ores, or minerals recovered prior to the time waste rock, spoil, tailings, or other mine waste and residue are first disposed of as such, and such waste and residue shall be the sole property of Payor. Payor shall have the sole right to dump, deposit, sell, dispose of, or reprocess such waste rock, spoil, tailings, or other mine wastes and residues, and Payee shall have no claim or interest therein or in or to proceeds or mineral values recovered therefrom, provided that any actual sales of such materials shall be burdened by the obligation to pay the Production Royalty.

9. Payor shall have the sole and exclusive control of all operations on or for the benefit of the PNGC Claims, and of any and all equipment, supplies, machinery, and other

assets purchased or otherwise acquired or under its control in connection with such operations. Payor may carry out such operations on the PNGC Claims as it may, in its sole discretion, determine to be warranted, so long as such operations are conducted in accordance with procedures acceptable in the mining and metallurgical industry. The timing, nature, manner and extent of any exploration, development, mining or processing operations carried out or in connection with the PNGC Claims shall be within the sole discretion of Payor, and there shall be no implied covenant whatsoever to begin or continue any such operations. If Payor at any time, and from time to time after commencing operations, desires to shut down, suspend or cease operations for any reason, it shall have the right to do so. Payor may use and employ such methods of mining as it may desire or find most profitable. Payor shall not be required to mine, preserve, or protect in its mining operations any ores, leachates, precipitates, concentrates or other products containing Valuable Minerals which cannot be mined or shipped at a reasonable profit to Payor. Any decision as to the time, manner and form, if any, in which ores or other products containing Valuable Minerals are to be sold shall be made by Payor in its sole discretion.

10. The parties agree that in no event shall Payor have any duty or obligation, express or implied, to explore for, develop, mine or produce ores, minerals or mineral substances from the PNGC Claims, and the timing, manner, method and amounts of such exploration, development, mining or production, if any, shall be in the sole discretion of Payor. Payee acknowledges that any expenditures made by Payor to advance activities on the PNGC Claims and the right to the Production Royalty are sufficient consideration for the conveyance of the Valuable Minerals. None of the provisions of this paragraph 10 or any other provision of this **Exhibit F** shall be deemed to limit or restrict Payor's ability to sell or otherwise convey or transfer to any third party all or any portion of Payor's interest in the PNGC Claims.

11. Payee shall have only a royalty interest in the PNGC Claims (but no other properties adjacent to or in the vicinity of the PNGC Claims) and rights and incidents of ownership of a non-executive royalty owner. Payee shall not have any possessory or working interest in the PNGC Claims nor any of the incidents of such interest. By way of example but not by way of limitation, Payee shall not have (a) the right to participate in the execution of applications for authorities, permits or licenses, mining leases, option, farm-outs or other conveyances, (b) the right to share in bonus payments or rental payments received as the consideration for the execution of such leases, options, farm-outs, or other conveyances, or (c) the right to enter upon the PNGC Claims and prospect for, mine, drill for, or remove Valuable Minerals therefrom.

12. "Payor" shall mean, initially, NWG, as well as NWG's successors and assigns (including any third party who acquires any interest in the PNGC Claims from NWG).

13. "Payee" shall mean, initially, PNGC, as well as PNGC's successors and assigns.

EXHIBIT F-2
(to Venture Agreement)

NET SMELTER RETURNS ROYALTY

1. "Net Smelter Returns" shall mean the actual proceeds of sale received by NWG from the sale of ore, ore concentrates, bullion or other products mined, produced, and sold from the NWG Properties from a smelter, refinery or other ore buyer, after the deduction of smelter and/or refining charges, ore or bullion treatment charges, penalties and any and all charges made by the purchaser of ore, bullion, or concentrates, less (i) any and all transportation, insurance and security costs which may be incurred in connection with the transportation of gold and/or silver ore, ore concentrates, bullion or other ore products from the point of last processing by NWG, and costs of weighing, sampling, determining moisture content and packaging such material; (ii) all umpire charges and any taxes, except income taxes and Nevada net proceeds of mines taxes, imposed on production or severance of ore or ore concentrates; and (iii) any production royalties or other fees (whether now payable or enacted or adopted in the future) based on production and payable to any governmental agency. For purposes of calculating Net Smelter Returns in the event NWG elects not to sell any portion of any gold or silver derived from the NWG Properties as set forth in the preceding sentence, but instead elects to have the final product of any such gold or silver credited to or held for its account with any smelter, refiner or broker for marketing and hedging purposes, such gold or silver shall be deemed to have been sold at the Quoted Price (as defined below) on the day such gold or silver is actually credited to or placed in NWG's account. For gold, the term "Quoted Price" shall mean the price per ounce of gold as quoted on the London P.M. gold fixing (or A.M. fixing if there is no P.M. fixing on that day) as published in the Financial Times (or any mutually agreeable substitute source if the information is not available from the Financial Times), on the date of final settlement from the smelter, refinery or other buyer of the gold on which the Production Royalty is to be paid. For silver, the term "Quoted Price" shall mean the price per ounce of silver as quoted on the London fixing for silver as published in the Financial Times (or any mutually agreeable substitute source if the information is not available from the Financial Times on the date of final settlement from the smelter, refinery or other buyer of silver on which the Production Royalty is to be paid.

2. Production Royalty payments shall be paid by NWG to NWG Royalty LLC ("Payee") on a calendar quarterly basis on or before the thirtieth (30th) day following the quarterly period during which each such payment is accrued to Payee's account. Reserved Royalties shall accrue to Payee's account upon final settlement and final payment by the smelter, refinery or other ore buyer to NWG for the Valuable Minerals sold and for which the Production Royalty is payable. All Production Royalty payments shall be by NWG's check. All Production Royalty payments shall be accompanied by a statement and settlement sheet showing the quantities and grades of metals, ores, minerals, or materials mined and sold from the NWG Properties, proceeds of sale, costs, assays and analyses, and other pertinent information in sufficient detail to explain the calculation of the Production Royalty payment. Payments by NWG to Payee in accordance herewith shall discharge fully NWG's obligation with respect to such payments and NWG shall have no duty to apportion or allocate any payment due to Payee, its successors or assigns.

3. Payee, at its sole election and expense, shall have the right to procure, not more frequently than once annually following the close of each calendar year, an audit of NWG's accounts relating to payment of the Production Royalty hereunder, conducted by Payee or by

any certified public accountant or other consultant selected by Payee. All Production Royalty payments made in any calendar year shall be considered final and in full satisfaction of all obligations of NWG with respect thereto, unless Payee gives written notice describing and setting forth a specific objection to the calculation thereof within six (6) months following the close of that calendar year. NWG shall account for any agreed upon deficit or excess in the payment made to Payee by adjusting the next quarterly statement following completion of such audit to account for such deficit or excess.

4. The parties acknowledge and agree that NWG shall have the exclusive right to market and sell to third parties Valuable Minerals produced from the NWG Properties in any manner it chooses, including without limitation the forward sale of Valuable Minerals on the commodity market and the repayment of gold loans. Payee shall have absolutely no right to participate or obligation to share whatsoever in any price protection or hedging activities of NWG, including any sales of Valuable Minerals derived from the NWG Properties by NWG on the commodity market or otherwise, or in any profits received or losses suffered by NWG as a result of such marketing or hedging activities.

5. NWG shall have the right of mixing or commingling, either underground, at the surface, or at processing plants or other treatment facilities, any material containing Valuable Minerals mined or extracted from the NWG Properties with any similar substances derived from other lands or properties, provided that the commingling is accomplished only after the material has been fairly and accurately weighed and sampled.

6. Any determination of weight, volume, moisture content, amenability, or pay metal or mineral content, and any sampling and analysis by NWG, shall be binding upon Payee if made in accordance with sound mining and metallurgical practices and standard sampling and analysis procedures prevailing in the mining and milling industry.

7. All determinations with respect to: (a) whether ore will be beneficiated, processed or milled by NWG or sold in a raw state, (b) the methods of beneficiating, processing or milling any such ore, (c) the constituents to be recovered therefrom, and (d) the purchasers to whom any ore, minerals or mineral substances may be sold, shall be made by NWG in its sole and absolute discretion.

8. The ore, mine waters, leachates, pregnant liquors, pregnant slurries, and other products or compounds of metals or minerals derived from the NWG Properties shall be the property of NWG burdened by the obligation to pay the Production Royalty. NWG shall not be liable for mineral values lost in mining or processing if such mining or processing is consistent with sound mining and metallurgical engineering practices. The Production Royalty shall be payable only on metals, ores, or minerals recovered prior to the time waste rock, spoil, tailings, or other mine waste and residue are first disposed of as such, and such waste and residue shall be the sole property of NWG. NWG shall have the sole right to dump, deposit, sell, dispose of, or reprocess such waste rock, spoil, tailings, or other mine wastes and residues, and Payee shall have no claim or interest therein or in or to proceeds or mineral values recovered therefrom, provided that any actual sales of such materials shall be burdened by the obligation to pay the Production Royalty.

9. NWG shall have the sole and exclusive control of all operations on or for the benefit of the NWG Properties, and of any and all equipment, supplies, machinery, and other assets purchased or otherwise acquired or under its control in connection with such operations. NWG may carry out such operations on the NWG Properties as it may, in its sole discretion, determine to be warranted, so long as such operations are conducted in accordance with

procedures acceptable in the mining and metallurgical industry. The timing, nature, manner and extent of any exploration, development, mining or processing operations carried out or in connection with the NWG Properties shall be within the sole discretion of NWG, and there shall be no implied covenant whatsoever to begin or continue any such operations. If NWG at any time, and from time to time after commencing operations, desires to shut down, suspend or cease operations for any reason, it shall have the right to do so. NWG may use and employ such methods of mining as it may desire or find most profitable. NWG shall not be required to mine, preserve, or protect in its mining operations any ores, leachates, precipitates, concentrates or other products containing Valuable Minerals which cannot be mined or shipped at a reasonable profit to NWG. Any decision as to the time, manner and form, if any, in which ores or other products containing Valuable Minerals are to be sold shall be made by NWG in its sole discretion.

10. The parties agree that in no event shall NWG have any duty or obligation, express or implied, to explore for, develop, mine or produce ores, minerals or mineral substances from the NWG Properties, and the timing, manner, method and amounts of such exploration, development, mining or production, if any, shall be in the sole discretion of NWG. Payee acknowledges that any expenditures made by NWG to advance activities on the NWG Properties and the right to the Production Royalty are sufficient consideration for the conveyance of the Valuable Minerals. None of the provisions of this paragraph 10 or any other provision of this Exhibit B shall be deemed to limit or restrict NWG's ability to sell or otherwise convey or transfer to any third party all or any portion of NWG's interest in the NWG Properties.

11. Payee shall have only a royalty interest in the NWG Properties (but no other properties adjacent to or in the vicinity of the NWG Properties) and rights and incidents of ownership of a non-executive royalty owner. Payee shall not have any possessory or working interest in the NWG Properties nor any of the incidents of such interest. By way of example but not by way of limitation, Payee shall not have (a) the right to participate in the execution of applications for authorities, permits or licenses, mining leases, option, farm-outs or other conveyances, (b) the right to share in bonus payments or rental payments received as the consideration for the execution of such leases, options, farm-outs, or other conveyances, or (c) the right to enter upon the NWG Properties and prospect for, mine, drill for, or remove Valuable Minerals therefrom.

EXHIBIT G
(to Venture Agreement)

Recorded at the request of and return to:
NewWest Gold USA Inc.
Building No. 6, Suite 210
1658 Cole Boulevard
Lakewood, Colorado 80401

MEMORANDUM OF VENTURE AGREEMENT

NOTICE IS HEREBY GIVEN that under that certain Venture Agreement ("Agreement") made and entered into effective May 23, 2006 (the "Effective Date") by and among NewWest Gold USA Inc., a Delaware corporation, whose address is 1658 Cole Boulevard, Building No. 6, Suite 210, Lakewood, Colorado 80401 ("NWG") and Pittston Nevada Gold Company, a Nevada limited liability company ("PNGC"), the sole member of which is AuEx, Inc., a Nevada corporation, whose address is 940 Matley Lane, Suite 17, Reno, Nevada 89502 as the "Participants" therein, the Participants have agreed and do hereby agree to undertake mineral exploration, and, if warranted, development and mining within the exterior boundaries of the area described in **Schedule B** hereto ("Area of Interest"). The Agreement shall be the exclusive means by which the Participants, or either of them or any of their respective affiliates, engage in any activity within the Area of Interest; acquire interests in real property within the Area of Interest; engage in marketing products of mining, to the extent permitted by the Agreement; or engage in any other lawful purposes related or incidental to the foregoing. The Agreement shall continue for so long as any of the real property and interests described in **Schedules A** and **B** hereto (the "Properties") are jointly owned by the Participants and thereafter until all materials, supplies, and equipment have been salvaged and disposed of, a final accounting has been made between the Participants, and reclamation has been completed and accepted by the appropriate governmental agencies, unless the Agreement is earlier terminated according to its terms. Each of the Participants has a preemptive right to acquire the other Participant's interest in the Properties under certain circumstances. In addition, the Participants have established a tax partnership, the provisions of which shall be binding upon any third party who acquires any interest in the Properties from either Participant.

Executed effective as of the date first above written.

NewWest Gold USA Inc.
a Delaware corporation

By:____________________________
Name: Stephen D. Alfers
Title: President

Pittston Nevada Gold Company,
a Nevada limited liability company

By: AuEx, Inc.,
a Nevada corporation,
as its sole member and Manager

By:____________________________
Name: Ronald Parratt
Title: President

STATE OF ______________)

) ss.

COUNTY OF ______________)

The foregoing instrument was acknowledged before me on December ___, 2006, by Stephen D. Alfers as President of NewWest Gold USA Inc., a Delaware corporation.

Witness my hand and official seal.

____

Notary Public

My commission expires:________________

STATE OF ______________)

) ss.

COUNTY OF ______________)

The foregoing instrument was acknowledged before me on December ___, 2006, by Ronald Parratt as President of AuEx, Inc., a Nevada corporation, the sole member and Manager of Pittston Nevada Gold Company, a Nevada limited liability company.

Witness my hand and official seal.

____

Notary Public

My commission expires:________________

SCHEDULE A
(to Memorandum of Venture Agreement)

The following unpatented mining claims situated in Elko County, Nevada:

Claim Name	County Document Number	BLM Serial No.
PNG 293	399634	NMC 757013
PNG 294	399635	NMC 757014
PNG 295	399636	NMC 757015
PNG 296	399637	NMC 757016
PNG 297	399638	NMC 757017
PNG 298	399639	NMC 757018
PNG 299	399640	NMC 757019
PNG 300	399641	NMC 757020
PNG 301	399642	NMC 757021
PNG 302	399643	NMC 757022
PNG 303	399644	NMC 757023
PNG 304	399645	NMC 757024
PNG 305	399646	NMC 757025
PNG 306	399647	NMC 757026
PNG 307	399648	NMC 757027
PNG 308	399649	NMC 757028
PNG 309	399650	NMC 757029
PNG 310	399651	NMC 757030
PNG 311	399652	NMC 757031
PNG 313	399654	NMC 757033
PNG 315	399656	NMC 757035
PNG 317	399658	NMC 757037
PNG 319	399660	NMC 757039
PNG 321	399662	NMC 757041
PNG 323	399664	NMC 757043
PNG 325	399666	NMC 757045
PNG 327	399668	NMC 757047
PNG 365	399706	NMC 757085
PNG 366	399707	NMC 757086
PNG 367	399708	NMC 757087
PNG 368	399709	NMC 757088
PNG 369	399710	NMC 757089
PNG 370	399711	NMC 757090
PNG 371	399712	NMC 757091
PNG 372	399713	NMC 757092
PNG 373	399714	NMC 757093

Claim Name	County Document Number	BLM Serial No.
PNG 374	399715	NMC 757094
PNG 375	399716	NMC 757095
PNG 376	399717	NMC 757096
PNG 377	399718	NMC 757097
PNG 378	399719	NMC 757098
PNG 379	399720	NMC 757099
PNG 380	399721	NMC 757100
PNG 381	399722	NMC 757101
PNG 382	399723	NMC 757102
SM 289	456321	NMC 814578
SM 290	456322	NMC 814579
SM 291	456323	NMC 814580
SM 292	456324	NMC 814581
SM 293	456325	NMC 814582
SM 294	456326	NMC 814583
SM 295	456327	NMC 814584
SM 296	456328	NMC 814585
SM 297	456329	NMC 814586
SM 298	456330	NMC 814587
SM 299	456331	NMC 814588
SM 300	456332	NMC 814589
SM 301	456333	NMC 814590
SM 302	456334	NMC 814591
SM 303	456335	NMC 814592
SM 304	456336	NMC 814593
SM 305	456337	NMC 814594
SM 306	456338	NMC 814595
SM 307	456339	NMC 814596
SM 308	456340	NMC 814597
SM 309	456341	NMC 814598
SM 310	456342	NMC 814599
SM 311	456343	NMC 814600
SM 312	456344	NMC 814601
SM 313	456345	NMC 814602
SM 314	456346	NMC 814603
SM 315	456347	NMC 814604
SM 316	456348	NMC 814605
SM 317	456349	NMC 814606
SM 318	456350	NMC 814607
SM 325	456357	NMC 814614

Claim Name	County Document Number	BLM Serial No.
SM 326	456358	NMC 814615
SM 327	456359	NMC 814616
SM 328	456360	NMC 814617
SM 329	456361	NMC 814618
SM 330	456362	NMC 814619
SM 331	456363	NMC 814620
SM 332	456364	NMC 814621
SM 333	456365	NMC 814622
SM 334	456366	NMC 814623
SM 335	456367	NMC 814624
SM 336	456368	NMC 814625
SM 343	456375	NMC 814632
SM 344	456376	NMC 814633
SM 345	456377	NMC 814634
SM 346	456378	NMC 814635
SM 347	456379	NMC 814636
SM 348	456380	NMC 814637
SM 349	456381	NMC 814638
SM 350	456382	NMC 814639
SM 351	456383	NMC 814640
SM 352	456384	NMC 814641
SM 353	456385	NMC 814642
SM 354	456386	NMC 814643
SM 355	456387	NMC 814644
SM 356	456388	NMC 814645
SM 357	456389	NMC 814646
SM 358	456390	NMC 814647
SM 359	456391	NMC 814648
SM 360	456392	NMC 814649
SM 361	456393	NMC 814650
SM 363	456395	NMC 814652
SM 365	456397	NMC 814654
SM 367	456399	NMC 814656
SM 369	456401	NMC 814658
SM 371	456403	NMC 814660
SM 373	456405	NMC 814662
SM 375	456407	NMC 814664
SM 377	456409	NMC 814666
SM 425	459723	NMC 816759
SM 426	459724	NMC 816760

Claim Name	County Document Number	BLM Serial No.
SM 427	459725	NMC 816761
SM 428	459726	NMC 816762
SM 429	459727	NMC 816763
SM 430	459728	NMC 816764
SM 431	459729	NMC 816765
SM 432	459730	NMC 816766
SM 433	459731	NMC 816767
SM 434	459732	NMC 816768
SM 435	459733	NMC 816769
SM 436	459734	NMC 816770
SM 437	459735	NMC 816771
SM 438	459736	NMC 816772
SM 439	459737	NMC 816773
SM 440	459738	NMC 816774
SM 441	459739	NMC 816775
SM 442	459740	NMC 816776
SM 443	459741	NMC 816777
SM 444	459742	NMC 816778
SM 445	459743	NMC 816779
SM 446	459744	NMC 816780
SM 447	459745	NMC 816781
SM 448	459746	NMC 816782
PQ 112	545912	NMC 917832
PQ 113	545913	NMC 917833
PQ 114	545914	NMC 917834
PQ 115	545915	NMC 917835
PQ 116	545916	NMC 917836
PQ 117	545917	NMC 917837
PQ 118	545918	NMC 917838
PQ 119	545919	NMC 917839
PQ 120	545920	NMC 917840
PQ 121	545921	NMC 917841
PQ 122	545925	NMC 917844
PQ 123	545926	NMC 917845
PQ 124	545927	NMC 917846
PQ 125	545928	NMC 917847
PQ 126	545929	NMC 917848
PQ 127	545930	NMC 917849
PQ 128	545931	NMC 917850
PQ 129	545932	NMC 917851

Claim Name	County Document Number	BLM Serial No.
PQ 130	545933	NMC 917852
PQ 131	545934	NMC 917853
PQ 132	545935	NMC 917854
PQ 133	545936	NMC 917855
PQ 134	545937	NMC 917856
PQ 135	545938	NMC 917857
PQ 136	545939	NMC 917858
PQ 137	545940	NMC 917859
PQ 138	545941	NMC 917860
PQ 139	545942	NMC 917861
PQ 140	545943	NMC 917862
PQ 141	545944	NMC 917863
PQ 142	545945	NMC 917864
PQ 143	545946	NMC 917865
PQ 144	545947	NMC 917866
PQ 145	545948	NMC 917867
PQ 146	545949	NMC 917868
PQ 147	545950	NMC 917869
PQ 148	545951	NMC 917870
PQ 149	545952	NMC 917871
PQ 150	545953	NMC 917872
PQ 151	545954	NMC 917873
PQ 152	545955	NMC 917874
PQ 153	545956	NMC 917875
PQ 154	545957	NMC 917876
PQ 155	545958	NMC 917877
PQ 156	545959	NMC 917878
PQ 157	545960	NMC 917879
PQ 221	545922	NMC 917842
PQ 222	545923	NMC 917843
PQ 223	549175	NMC 920825
PQ 224	549176	NMC 920826
PQ 225	549177	NMC 920827
PQ 226	549178	NMC 920828
PQ 227	549179	NMC 920829
PQ 228	549180	NMC 920830
PQ 229	549181	NMC 920831
PQ 230	549182	NMC 920832
PQ 231	549183	NMC 920833
PQ 232	549184	NMC 920834

Claim Name	County Document Number	BLM Serial No.
PQ 233	549185	NMC 920835
PQ 234	549186	NMC 920836
PQ 235	549187	NMC 920837
PQ 236	549188	NMC 920838
PQ 237	549189	NMC 920839
PQ 238	549190	NMC 920840
PQ 239	549191	NMC 920841
PQ 240	549192	NMC 920842
PQ 241	549193	NMC 920843
PQ 242	549194	NMC 920844
PQ 243	549195	NMC 920845
PQ 244	549196	NMC 920846
PQ 245	549197	NMC 920847
PQ 246	549198	NMC 920848
PQ 247	549199	NMC 920849
PQ 248	549200	NMC 920850
PQ 249	549201	NMC 920851
PQ 250	549202	NMC 920852
PQ 251	549203	NMC 920853
PQ 252	549204	NMC 920854
PQ 253	549205	NMC 920855
PQ 254	549206	NMC 920856
PQ 255	549207	NMC 920857
PQ 256	549208	NMC 920858
PQ 257	549209	NMC 920859
PQ 258	549210	NMC 920860
PQ 259	549211	NMC 920861
PQ 260	549212	NMC 920862
PQ 261	549213	NMC 920863
PQ 262	549214	NMC 920864
PQ 263	549215	NMC 920865
PQ 264	549216	NMC 920866
PQ 265	549217	NMC 920867
PQ 266	549218	NMC 920868
PQ 267	549219	NMC 920869
PQ 268	549220	NMC 920870
PQ 269	549221	NMC 920871
PQ 270	549222	NMC 920872
PQ 271	549223	NMC 920873
PQ 272	549224	NMC 920874

Claim Name	County Document Number	BLM Serial No.
PQ 273	549225	NMC 920875
PQ 274	549226	NMC 920876
PQ 275	549227	NMC 920877
PQ 276	549228	NMC 920878
PQ 277	549229	NMC 920879
PQ 278	549230	NMC 920880
PQ 279	549231	NMC 920881
PQ 280	549232	NMC 920882
PQ 281	549233	NMC 920883
PQ 282	549234	NMC 920884
PQ 283	549235	NMC 920885
PQ 284	549236	NMC 920886
PQ 285	549237	NMC 920887
PQ 286	549238	NMC 920888
PQ 460	550876	NMC 923331
PQ 461	550877	NMC 923332
PQ 462	550878	NMC 923333
PQ 463	550879	NMC 923334
PQ 464	550880	NMC 923335
PQ 465	550881	NMC 923336
PQ 466	550882	NMC 923337
PQ 467	550883	NMC 923338
PQ 468	550884	NMC 923339
PQ 469	550885	NMC 923340
PQ 470	550886	NMC 923341
PQ 471	550887	NMC 923342
PQ 472	550888	NMC 923343
PQ 473	550889	NMC 923344
PQ 474	550890	NMC 923345
PQ 475	550891	NMC 923346
PQ 476	550892	NMC 923347
PQ 477	550893	NMC 923348
PQ 478	550894	NMC 923349
PQ 479	550895	NMC 923350
PQ 480	550896	NMC 923351
PQ 481	550897	NMC 923352
PQ 516	550898	NMC 923353
PQ 517	550899	NMC 923354
PQ 518	550900	NMC 923355
PQ 519	550901	NMC 923356

Claim Name	County Document Number	BLM Serial No.
PQ 520	550902	NMC 923357
PQ 521	550903	NMC 923358
PQ 522	550904	NMC 923359
PQ 523	550905	NMC 923360
PQ 524	550906	NMC 923361
PQ 525	550907	NMC 923362
PQ 526	550908	NMC 923363
PQ 527	550909	NMC 923364
PQ 528	550910	NMC 923365
PQ 529	550911	NMC 923366
PQ 530	550912	NMC 923367
PQ 531	550913	NMC 923368
PQ 532	550914	NMC 923369
PQ 533	550915	NMC 923370
PQ 534	550916	NMC 923371
PQ 535	550917	NMC 923372
SM 416a	546025	NMC 917943
SM 418a	546026	NMC 917944
SM 420a	546027	NMC 917945
SM 422a	546028	NMC 917946
SM 424a	546029	NMC 917947
PQ 536	558245	NMC 923340
PQ 537	558246	NMC 932341

All of the metalliferous minerals (including without limitation gold, silver, copper, lead, zinc, nickel, molybdenum, mercury, platinum, palladium and other platinum-group minerals, uranium, vanadium, tin and tungsten) within the following fee lands in Elko County, Nevada:

Township 36 North, Range 66 East

Section 21: All
Section 22: W1/2W1/2; E1/2SW1/4; S1/2SE1/4; N1/2SE1/4
Section 26: W1/2W1/2
Section 27: All
Section 28: E1/2E1/2; W1/2SE1/4
Section 29: NE1/4
Section 33: All
Section 34: All

Township 35 North, Range 66 East

Section 2: Lots 3 and 4; S1/2NW1/4; SW1/4

The following unpatented mining claims situated in Elko County, Nevada:

Claim Name	County Document Number	BLM Serial No.
PQ 231		NMC 937215
PQ 232		NMC 937216
PQ 263		NMC 937217
PQ 264		NMC 937218

SCHEDULE B
(to Memorandum of Venture Agreement)

AREA OF INTEREST

Any and all interests in real property situated wholly or partially within the "Long Canyon JV AOI" depicted on the map attached to this Schedule B.


Legend
Long Canyon JV AOI
AuEx Claims
NWG Private Minerals
NWG Claims
NewWest Gold USA Inc.
Long Canyon Project
Elko County, Nevada
Land Status Map
Date: 11/22/2006
File: LC claim map 48k.mxd
Drawn by: GSH
Scale 1:48,000
UTM Zone 11, NAD 1927
T36N R65E
T36N R66E
T35N R66E

EXHIBIT H
(to Venture Agreement)

CALCULATION OF NET CASH FLOW

Net Cash Flow for any partial or full calendar quarter shall be calculated by calculating all revenues received from the deemed sale of Products at the arithmetic weighted average Spot Price for the calendar quarter in question, and any other revenues received by the Venture from Operations or otherwise (including without limitation interest income, insurance proceeds and proceeds from the sale of equipment or other Assets for that period), and deducting therefrom all cash payments for all costs, expenses, liabilities and charges incurred within that calendar quarter for Exploration, Development and the construction or replacement of facilities upon the Properties, and the Mining, processing, treatment, transportation, refining, sales and marketing of Products from the Properties, including without limitation cash payments for debt service for Project Financing jointly arranged by the Participants, plus a working capital reserve equal to two months of expenditures necessary for mining, processing, treatment, transportation, refining, sales and marketing of Products, all in accordance with generally accepted accounting principles consistently applied by the Manager, including, without limitation, deduction of all of the costs and charges as described in **Article II** of the Accounting Procedures attached to the Agreement as **Exhibit C**, except for any non-cash charges such as depreciation, amortization or depletion.

In calculating Net Cash Flow, no deduction shall be made for income taxes payable to either federal or state governments which are a liability of the individual Participants and not of the Venture. Any capital expenditures incurred after the commencement of commercial production, including capitalized exploration and deferred mining, shall be deducted at their actual cost at the time they are incurred. If, in any calendar quarter, an operating loss results, the amount of the loss shall be considered as and be included with outstanding costs and expenses and carried forward in determining Net Cash Flow for subsequent quarterly periods.

SCHEDULES
(to Venture Agreement)

Schedule 2.1.2.2

[None]

Schedule 2.1.2.4

[None]

Schedule 2.1.3.6

[None]